14005044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/29/14

Received SEC
JAN 29 2014
Washington, DC 20549

January 29, 2014

Act: 1934
Section:
Rule: 14a-8 (OTS)
Public
Availability: 1-29-14

Joel T. May
Jones Day
jtmay@jonesday.com

Re: Verizon Communications Inc.

Dear Mr. May:

This is in regard to your letter dated January 29, 2014 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of Margot Cheel and Park Foundation, and Harrington Investments, Inc. on behalf of Sarah Nelson, for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Verizon therefore withdraws its December 27, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

# JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM


JP219180 January 29, 2014

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Withdrawal of No-Action Request Dated December 27, 2013 Regarding Shareholder Proposal Entitled "Report on Government Requests for Customer Information

Ladies and Gentlemen:

We refer to our letter dated December 27, 2013 (the "No-Action Request") pursuant to which we requested on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal entitled "Report on Government Requests for Customer Information" and supporting statement (together, the "Proposal") submitted by Trillium Asset Management, LLC ("Trillium"), on behalf of Margot Cheel ("Cheel"), and identical shareholder proposals submitted by Trillium, on behalf of Park Foundation ("Park Foundation"), and by Harrington Investments, Inc. ("Harrington"), on behalf of Sarah Nelson ("Nelson," and together with Cheel and Park Foundation, the "Proponents"), may be properly omitted pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders.

Attached hereto as Exhibit A are communications, dated January 28, 2014 (the "Withdrawal Communications"), from Trillium, who is authorized by the Proponents to act on their behalf, stating that the Proponents are withdrawing the Proposal. In reliance upon the Withdrawal Communications, we accordingly hereby withdraw on behalf of the Company the No-Action Request. If you have any questions with regard to this matter, please feel free to contact us at mary.l.weber@verizon.com or jtmay@jonesday.com.

Sincerely,

Joel T. May
*Jones Day*

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
Jonas Kron, *Trillium Asset Management, LLC*

**EXHIBIT A**

**Weber, Mary L**

| | |
|---|---|
| **From:** | Jonas Kron <JKron@trilliuminvest.com> |
| **Sent:** | Tuesday, January 28, 2014 12:42 PM |
| **To:** | Weber, Mary L |
| **Cc:** | Sasfai, Beth A Miller; Nicole A. Ozer; Michael Connor; John Harrington; Jon M. Jensen |
| **Subject:** | Re: Verizon Transparency Report |

Dear Mary Lou,

This email is to inform you that Trillium Asset Management, on behalf of the Park Foundation and Margot Cheel, and all co-filers, hereby withdraws the shareholder proposal filed in November 2013. We are very pleased that the company has issued a transparency report as we requested - an important and commendable step taken by the company. In particular, we are pleased that the report includes the following:

* Data on the number of law enforcement requests for customer information that the company received in the United States and other countries in which it does business;
* Break out of data under categories such as subpoenas, court orders and warrants;
* A range of the number of National Security Letters it received in 2013; and
* A statement urging the federal government to continue providing wiretap reports.

However, we are disappointed that the report does not include the following:

* Compliance rates - we are, however, pleased that Verizon has indicated that those numbers will be forthcoming;
* Information about the number of accounts/users that were the subject of these requests;
* A meaningful discussion of how Verizon is protecting customer and user privacy rights;
* Disclosure of all government requests (law enforcement requests constitute a subset of government requests); and
* Detail concerning foreign government requests.

We urge Verizon, to address these deficiencies as soon as possible, preferably by the time in publishes its mid-year report.

Additionally, in light of the DOJ's announcement on Monday http://www.justice.gov/opa/pr/2014/January/14-ag-081.html we would encourage Verizon to provide as much information as possible under the new rules. We note that Apple has already updated its disclosures http://images.apple.com/pr/pdf/140127upd_nat_sec_and_law_enf_orders.pdf and urge the company to follow suit.

Lastly, I have read Mr. Milch's Monday policy blog about foreign data storage and greatly appreciate this kind of additional public discussion of the surveillance programs and how the company is handing customer data. It is this kind of public engagement in the public policy debate that we are hoping to encourage - this is good for the company's business and good for society.

We will be issuing a public statement of our withdrawal later today.

As always we remain open to ongoing conversations and dialogue.

Sincerely,

Jonas Kron

--

Jonas Kron
Senior Vice President
Director of Shareholder Advocacy

Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-894-7551 (NOTE: NEW PHONE NUMBER)

THINKING CAPITAL℠

## Investors Withdraw Verizon Shareholder Proposal on Government Surveillance Programs

January 28th, 2014

JANUARY 28, 2014 // BOSTON, MA: A coalition of investors, which had requested that Verizon Communications Inc. (NYSE: VZ) publish regular reports on government and law enforcement requests for confidential customer data, today commended the company for publishing its first report and made recommendations for improving future reports.

The coalition was led by Trillium Asset Management (Trillium), which filed a shareholder resolution on behalf of Park Foundation, in close partnership with Open MIC, a non-profit organization that works to foster more open and democratic media.

The investors' announcement follows yesterday's news that the Obama Administration will permit more detailed disclosures about the number of national security orders and requests issued to communications providers, and the number of customer accounts targeted under those orders and requests.

"We are gratified that Verizon has embraced the position which shareholders set out in a proposal filed in November – that transparency reports which provide greater clarity about relationships between the company and governments are important steps in rebuilding trust," said Jonas Kron, Trillium's Senior Vice President and Director of Shareholder Advocacy. "Publication of these reports makes strong business sense and will facilitate the critical and long-term conversation about government surveillance programs that is so desperately needed."

Michael Connor, Executive Director of Open MIC, commended Verizon for reporting information about the types of U.S. government requests it receives, including those in the form of National Security Letters. "We also appreciate that Verizon has articulated support for continuing and robust reporting by all governments of their activities," Connor said.

Jon Jensen, Executive Director of the Park Foundation, said, "As a shareholder in Verizon, the Foundation appreciates management's and the Board's willingness to respond to shareholder concerns on such an important public policy issue."

The shareholders said that while they would have preferred that Verizon's initial report provide information regarding the company's rate of compliance with government requests, they are pleased that the company agreed to do so in the future and has subscribed to the need for this information.

Recommendations for making the Transparency Report more useful for investors include:

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- Information about the number of national security orders and requests the company has received as permitted by the Department of Justice;
- Information about the number of accounts/users that have been impacted;
- A meaningful and robust discussion of how Verizon is protecting user privacy rights;
- Greater detail on the information provided to foreign governments.

"In issuing this report Verizon has taken an important first step and we have accomplished our initial goal of helping to establishing transparency reports as best practice in the telecommunications industry," said Trillium's Kron. "The challenge now is for Verizon – and other companies – to publish reports that are substantive and meaningful."

In view of Verizon's actions, Kron said, this year's shareholder proposal regarding Transparency Reports has been withdrawn.

Filers of the Verizon proposal were Trillium Asset Management LLC, American Civil Liberties Union of Northern California and Park Foundation.

###

For more information:

Michael Connor, Open MIC; 212-875-9381; mconnor@openmic.org
Jonas Kron, Trillium Asset Management, 503-894-7551; jkron@trilliuminvest.com

**About Trillium:** Trillium Asset Management, LLC is the oldest independent investment advisor devoted exclusively to sustainable and responsible investing. With over $1.4 billion in assets under management, Trillium has been managing equity and fixed income investments for high net worth individuals, foundations, endowments, religious institutions, and other nonprofits, since 1982. A leader in shareholder advocacy and public policy work, Trillium's goal is to deliver both impact and performance to its investors.

**About Open MIC:** Open MIC – the Open Media and Information Companies Initiative – is a non-profit organization that works with institutional investors to promote a vibrant, diverse media ecosystem through market-based solutions, including shareholder activism.

**About Park Foundation:** The Foundation is dedicated to the aid and support of education, public broadcasting, environment, and other selected areas of interest to the Park family.

**JONES DAY**

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 December 27, 2013

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Exclusion of Shareholder Proposal Entitled "Report on Government Requests for Customer Information"

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation (the "Company"), requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits from its proxy materials for its 2014 annual meeting of shareholders (the "2014 Proxy Materials") the enclosed shareholder proposal entitled "Report on Government Requests for Customer Information" and supporting statement (together, the "Proposal") submitted by Trillium Asset Management, LLC, an investment advisor headquartered in Boston, Massachusetts ("Trillium"), on behalf of Margot Cheel ("Cheel"). An identical shareholder proposal and supporting statement was also submitted by Trillium, on behalf of Park Foundation ("Park Foundation," and together with Cheel, the "Trillium Proponents") and by Harrington Investments, Inc. ("Harrington"), on behalf of Sarah Nelson ("Nelson," and together with the Trillium Proponents, the "Proponents"). Nelson has designated Trillium as lead filer and spokesperson for any dialogue regarding the Proposal and as having authority to withdraw the Proposal.

The Company plans to file its definitive proxy statement with the Commission on or after March 17, 2014. Pursuant to Rule 14a-8(j) under the Exchange Act, we are submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to Trillium as representative of the Proponents. A copy of the Proposal, the cover letters submitting the Proposal and other correspondence relating to the Proposal are attached as exhibits hereto. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (October 18, 2011), we request that the Staff provide its response to this request to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to Trillium, as representative of the Proponents, at jkron@trilliuminvest.com.

The Company has concluded that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of (1) Rule 14a-8(i)(10) as the Proposal has been substantially implemented by the Company, (2) Rule 14a-8(i)(7) as the Proposal relates to the Company's ordinary business operations and (3) Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

## I. The Proposal

The Proposal is entitled "Report on Government Requests for Consumer Information." Following a lengthy introduction referencing recent news articles and media coverage concerning government surveillance programs that allegedly required the Company to provide U.S. customer call records to the National Security Agency (NSA), the Proposal sets forth the following resolution for inclusion in the 2014 Proxy Materials:

> "**Resolved**, shareholders request that Verizon publish semi-annual reports, subject to existing laws and regulation, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments, at reasonable cost and omitting proprietary information."

The Proposal's supporting statement provides that these reports, "should be prepared with considerations of existing Transparency (or Law Enforcement Request) Reports published by Internet companies, and where applicable, include such information as (1) how often Verizon has shared information with U.S. or foreign government entities; (2) what types of customer information was shared; (3) the number of customers affected; (4) type of government request; and (5) discussion of efforts by Verizon to protect customer privacy rights."

A copy of the Proposal is attached to this letter as Exhibit A and the related correspondence with each of the Proponents is attached as Exhibit B.

## II. Grounds for Exclusion of the Proposal

### A. *The Proposal Has Been Substantially Implemented By The Company*

The Company believes it may exclude the Proposal as "substantially implemented" under Rule 14a-8(i)(10) because the Company has announced its intention to provide a report providing metrics and discussion on U.S. and foreign governmental requests for customer information, in a manner consistent with U.S. and foreign laws and regulations. The Company's press release from December 19, 2013 announcing its plan to provide these reports is attached to this letter as Exhibit C.

The Company plans to publish online a semi-annual report that will disclose the number of law enforcement agency requests for customer information that the Company receives from governmental authorities in the U.S. and other countries in which it does business. The Company has publicly announced that it will publish an initial report for the full calendar year ending December 31, 2013 in early 2014. To the extent permitted to do so by applicable U.S. and foreign laws and regulations, the Company's report will identify the number of law enforcement agency requests received from such governmental authorities. In addition, to the extent the Company is permitted to do so, the report will break out this data by the following categories: subpoenas, court orders (including wiretap orders and pen register or trap and trace orders), warrants and emergency disclosures. The Company is working with the government regarding the detail it can report on the number of National Security Letters it received last year. Similar to the transparency reports published by major Internet companies that are highlighted in the introduction to the Proposal, and consistent with applicable law, the Company's report will not disclose information about national security requests received by the Company.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. This standard reflects the Staff's interpretation of the predecessor rule allowing the omission of a "moot" proposal. In order to properly exclude a stockholder proposal under the predecessor to item (i)(10) as "moot," the proposal does not have to be "fully effected" by the company so long as the company can show that it has been "substantially implemented."[1] The Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[2] In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective.[3] Other Staff guidance has also established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Rather, differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective.[4] Indeed proposals have been considered "substantially implemented" where the company has implemented part but not all of a multifaceted proposal. In *Columbia/HCA Healthcare Corp.* (February 18, 1998), the Staff allowed the exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal.

In this case, the Company's announced plan to publish semi-annual reports beginning in early 2014 constitutes "substantial implementation" of the Proposal. The action to be taken by the Company compares "favorably with the guidelines of the proposal" and substantially addresses the underlying concerns and essential objective of the Proposal. The Proposal seeks semi-annual reports from the Company providing metrics and discussion regarding the U.S. and foreign governmental requests for customer information. The Proposal specifically highlights transparency reports currently provided by seven major Internet companies. The Company's planned report will be similar in all material respects to

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[1] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release").

[2] *Texaco, Inc.* (March 28, 1991).

[3] *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006) ; *Talbots Inc.* (April 5, 2002).

[4] *Masco Corp.* (March 29, 1999) (permitting exclusion of a proposal because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms); *see also Entergy, Inc.* (January 31, 2006); *Hewlett-Packard Co.* (December 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

the transparency reports of the Internet companies referenced in the Proposal to the extent the Company has received similar requests for customer information from similar governmental agencies.

Based on the considerations discussed above, the Company believes that the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

***B. The Proposal Deals with Matters Related to the Company's Ordinary Business Operations***

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, the Proposal may also be excluded under Rule 14a-8(i)(7) because it "deals with a matter relating to the Company's ordinary business operations", such as the Company's litigation strategy in a pending litigation matter, its general legal compliance program and customer protection and privacy policies. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[5] The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[6] The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[7] As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

The Proposal requests that the Company "publish semi-annual reports, subject to existing laws and regulations, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments...". In the 1983 Release, the Staff confirmed that a shareholder proposal may be excludable under Rule 14a-8(i)(7) even if the proposal only requests the dissemination of a report, and not the taking of any action, if the substance of the report is within the ordinary business of the issuer.[8]

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[5] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[6] *Id.*

[7] *Id.*

[8] Accordingly, a shareholder proposal framed in the form of a request for a report in and of itself, such as the Proposal presented by the Proponents, does not change whether the nature of the proposal concerns the ordinary business operations of a company.

**1. The Proposal Interferes with the Ordinary Business Matter of the Company's Litigation Strategy**

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, as an initial matter, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's decision to defend itself against litigation and the Company's decisions on how it will conduct such litigation.

The Company is currently a defendant in a lawsuit that was brought in June 2013 in response to public reports regarding the NSA's alleged intelligence gathering practices. The lawsuit names as defendants the NSA, President Obama, Attorney General Holder, other government officials and agencies, and the Company.[9] With respect to the Company, the lawsuit alleges that it violated customer privacy rights by turning over information about customer calls to government entities, including allegedly providing information to the NSA.[10]

Specifically, in the Second Amended Complaint in the *Klayman* action attached as Exhibit D, the plaintiffs allege that, "On information and belief, Defendants, providers of remote computing services and electronic communication services to the public, knowingly or intentionally divulged records or other information pertaining to Plaintiffs and Class members to a governmental entity in violation of 18 U.S.C. §2702(a)(3)."[11] In addition to the plaintiff's request for a cease and desist order prohibiting the alleged provision of such information, the plaintiffs also request that "a full disclosure and complete accounting of what each Defendant and government agencies as a whole have done and allowed the [Department of Justice] and [National Security Agency] to do."[12]

The Staff has consistently agreed that proposals relating to a company's decision to institute or defend itself against legal actions or concerning legal strategy in the context of a specific lawsuit, are matters relating to its ordinary business operations and within the exclusive prerogative of management.[13]

[9] *Klayman v. Obama,* 1:13-cv-00851-RJL (D.D.C., complaint filed June 6, 2013). On December 16, 2013, Judge Leon who is presiding over the Klayman action, issued a preliminary injunction that prohibits the governmental agencies involved in the alleged intelligence gathering from continuing to gather phone record metadata related to the named plaintiffs' accounts and requires the government to destroy any metadata related to the plaintiffs that was obtained related to those accounts. The court then stayed its injunction order pending the government's appeal.

[10] *Id.*

[11] *Id* Second Amended Complaint at ¶ 91.

[12] *Id* at ¶ 101.

[13] *See, e.g., Chevron Corporation* (March 19, 2013) (concurring that Chevron could exclude a proposal requesting that the company's independent directors conduct a review of the company's recent legal initiatives against investors specifically analyzing issues identified in the proposal and Chevron was presently involved in litigation related to the subject matter of the proposal); *Benihana National Corp.* (September 13, 1991) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit); *Merck & Co., Inc.* (March 21, 2012) (concurring that

A shareholder proposal that would affect the conduct of ongoing litigation to which a company is a party has generally been found to be excludable from proxy materials.[14]

Any decisions that the Company makes regarding disclosures of governmental requests for information are related to the litigation strategy of the Company and should not be subject to shareholder oversight. The allegations and requests for disclosure in the *Klayman* case are similar to those in this Proposal. Like the *Klayman* complaint, the Proposal asserts that the Company has violated its customers' rights by providing their call records to the NSA. The Proposal requests that the Company publish semi-annual reports providing details on requests for customer information by U.S. and foreign governments, including what type of customer information was shared, the type of government requests and how often the Company has shared information with U.S. and foreign government entities. The public report sought by the Proposal thus seemingly would call on the Company to take a position with respect to legal questions at issue in the pending *Klayman* litigation and factual allegations made in litigation that have neither been confirmed nor denied by the Company. Compliance with the Proposal would essentially circumvent the judicial process in the *Klayman* litigation and improperly interfere with the litigation strategy of the Company in this case and would intrude upon management's appropriate discretion to conduct the ordinary business litigation as its business judgment dictates.

The Staff has consistently acknowledged in similar no-action letters that a shareholder proposal is properly excludable under the "ordinary course of business" exception when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. In particular, the Staff's view in *AT&T Inc.* (February 9, 2007) parallels the issue presented by the Proposal. In *AT&T*, the Staff concurred with the exclusion of a shareholder proposal requesting that AT&T issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies while AT&T was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures. The Staff concurred in *AT&T* that the proposal related to the company's litigation strategy and could be excluded from the proxy materials. Furthermore, in *Johnson & Johnson* (February 14, 2012), the Staff concurred with the exclusion of a shareholder report requesting the company publish a report on how the company was addressing harm caused by one of its products, where the company was also currently involved in litigation disputing that such product caused harm. Johnson & Johnson argued that the issuance of such a report as requested by the proposal would "potentially compel the [c]ompany to disclose its internal assessment of the existence and nature of any adverse effects that [the product] may have caused," and "any such assessment may be inconsistent with the [c]ompany's litigation defense or may prematurely disclose the [c]ompany's litigation strategy to its opposing parties in pending litigation." The Staff concurred and noted that the

(continued...)

"[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under Rule 14a-8(i)(7)).

[14] *Chevron Corporation* (March 19, 2013) and *Merck & Co., Inc.* (March 21, 2012).

proposal "would affect the conduct of ongoing litigation to which the company is a party."[15] Similarly, as discussed above, the Proposal seeks a report from the Company regarding requests for customer information by the government, which could interfere with or harm the Company's legal defense in the litigation.

In summary, the Proposal seeks to substitute the judgment of the shareholders for that of the Company's board of directors and management by requiring the Company to publish a report that may interfere with the Company's litigation defenses. Every company's management has a basic obligation to defend itself against litigation. A shareholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the Company on the very issues that form the basis for the Proposal. Accordingly, the Proposal addresses and interferes with the Company's ordinary business matter of its litigation strategy in the pending litigation and may be properly excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

**2. The Proposal Interferes with the Ordinary Business Matter of the Company's General Legal Compliance Program**

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, the Proposal is also excludable under Rule 14a-8(i)(7) because it relates to the Company's general legal compliance program and, more specifically, the significant and complicated legal and regulatory requirements related to requests for information made by the government. As noted above, the subject matter of the Proposal determines whether a proposal is excludable, even if the proposal only requests the dissemination of a report.[16] For the reasons discussed below, the subject matter of the Proposal relates to the Company's ordinary business operations and, in particular, its legal compliance program and its internal legal privacy policies with respect to its customers.

The manner in which the Company complies with legal compliance matters raised by the Proposal is so fundamental to management's ability to run a company on a day-to-day basis that such matters could not, as a practical matter, be subject to shareholder oversight. The Proposal requests that the Company publish semi-annual reports providing metrics and discussion regarding requests for customer information by U.S. and foreign governments. The Proposal specifically targets the Company's

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[15] *See also Reynolds American Inc.* (March 7, 2007) (concurring with the exclusion of a proposal that sought broad disclosure regarding a number of pending lawsuits and requested that the company "make available on its website" information regarding the health hazards of its products, as well as "legal options" available to ensure smoke-free environments); *Reynolds American Inc.* (February 10, 2006) (concurring with the exclusion of a shareholder proposal requesting that the company notify African Americans of the unique health hazards to them associated with smoking menthol cigarettes); *Net Currents, Inc.* (May 8, 2001) (concurring with the exclusion of a proposal requiring the company to bring action against certain persons as ordinary business operations because it related to litigation strategy).

[16] *See also JPMorgan Chase & Co.* (March 7, 2013) (concurring that a shareholder proposal requesting the board adopt public policy principles regarding national and international reforms on illicit financial flows could be excluded because the proposal related to principles regarding the products the company offered).

legal policies and customer privacy procedures related to its responses to governmental requests for information on the Company's customers. The Proposal also seeks a report regarding the Company's disclosure pursuant to such requests. A company's board of directors is better equipped than the shareholders to evaluate the appropriateness of a company's handling of governmental requests for information, subpoenas, warrants and the related compliance with regulatory and legal requirements. A company's legal activities and its compliance with laws and regulations are and should be the responsibility of the company management and the board of directors.

As one of the world's leading providers of communication services, including voice, data and network services, the Company receives hundreds of thousands of requests for information per year from U.S. and foreign governmental agencies, including law enforcement agencies and other governmental agencies and regulators. Each request from any governmental agency must be analyzed by the Company under a complex legal and regulatory regime. Accordingly, the Company has developed a legal compliance program to manage these requests, and responding to such requests is a part of its ordinary, day-to-day business.

The Proposal is also precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to micro-manage the company by probing too deeply" into matters which the shareholders of the Company would not be able to make an informed judgment upon and which the Company has already developed and implemented a general legal compliance program to address. As discussed above, the request sought by the Proposal probes deeply into a complex area of legal compliance for the Company. The Company is one of the largest telecommunications providers in the U.S. with over 100 million customers. Given the volume of requests received by the Company on a yearly basis and the complexity of the legal compliance framework surrounding those requests, the shareholders as a group would not be able to make an informed judgment about the Company's policies and procedures relating to its compliance with governmental requests for customer information. These decisions are the kind of fundamental, day-to-day operational matters covered by the ordinary business operations exception under Rule 14a-8(i)(7).

An established line of precedent exists for excluding proposals addressing a company's compliance with state and federal laws and regulations since they are considered ordinary business matters. In *Yahoo! Inc.* (April 3, 2012), a shareholder proposal was received by Yahoo! that directed the board to perform due diligence and provide transparent disclosure of company records on the company web site regarding allegedly unlawful or unethical transactions and operations. The Staff concurred with Yahoo! that there was a basis to exclude the proposal because it related to the company's ordinary business operations and further elaborated that proposals that concerned a company's legal compliance program are generally excludable under Rule 14a-8(i)(7). In addition, in *Sprint-Nextel Corporation* (March 16, 2010), a shareholder proposal received by Sprint-Nextel sought an explanation regarding the company's code of ethics and its alleged failings. The Staff granted the company no-action relief in excluding the proposal from its proxy statement under the ordinary business exception as relating to "adherence to ethical business practices and the conduct of legal compliance programs." Indeed, portions of the Proposal relate directly to the Company's regulatory practices of responding to governmental requests and the conduct of its legal compliance program. Along with the above-referenced precedents, a long line of other Staff concurrences also have supported the exclusion of proposals relating to company legal compliance programs that touch on a variety of issues.[17]

Therefore, based on the Staff's prior no-action letters discussed above and the facts provided by the Company in this letter, the Proposal impermissibly interferes with the Company's ability to establish and maintain a legal compliance program related to U.S. and foreign government requests for information. Accordingly, the Proposal may be properly excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

**3. The Proposal Interferes with the Ordinary Business Matter of the Company's Procedures for Protecting Customer Information and Privacy**

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the procedures for protecting customer information. Specifically, the Proposal targets the Company's obligations to protect customer privacy and seeks a report regarding the Company's compliance with governmental requests for customer information. As discussed above in the analysis related to the Company's legal compliance programs, a company's board of directors and management is better equipped than the shareholders to evaluate the appropriateness of a company's policies and procedures for protecting customer information and privacy.

---

[17] *See also* e.g., *Yum! Brands, Inc.* (March 5, 2010) (concurring in the exclusion of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (concurring in the exclusion of a proposal requesting a report containing information regarding the company's progress concerning the Glass Ceiling Commission's business recommendations because it related to the company's legal compliance program in verifying the employment eligibility of employees); *The AES Corporation* (March 13, 2008) (concurring in the exclusion of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the exclusion of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Verizon Communications Inc.* (January 7, 2008) (concurring in the exclusion of a proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *ConocoPhillips* (February 23, 2006) (concurring in the exclusion of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); and *Halliburton Company* (March 10, 2006) (concurring in the exclusion of a proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations because it concerned the company's legal compliance program).

The Company is deeply committed to protecting its customers' privacy. Although the Company has a legal obligation to provide customer information to law enforcement in response to lawful demands, it takes equally seriously its duty to carefully review each demand to ensure that it fulfills its legal obligations to provide information only when authorized by law. A copy of the Company's Privacy Policy can be found here: http://www.verizon.com/about/privacy/. The Company's dedicated teams carefully review each demand and reject demands that fail to comply with the law. When a demand is overly broad or vague, the Company will not produce any information or will work to narrow the scope of the information it produces. In many cases, the Company produces no information at all or only some of the information sought by the legal demand. Some demands seek information that the Company simply does not have.

The manner in which the Company develops and implements its policies and procedures for the protection of customer information and privacy, including the circumstances under which that information may or must be lawfully disclosed, is a core management function and an integral part of the Company's day-to-day business operations. The level of privacy provided by the Company to its customers is fundamental to its service offerings and its ability to attract and retain customers. In addition to ensuring compliance with general legal and regulatory requirements in states and countries in which the Company operates, management is also in the best position to determine and assess what policies and procedures are necessary to protect customer privacy and to apprise customers of the steps that are taken to protect their privacy.

The Proposal should be excluded under Rule 14a-8(i)(7) because it "seeks to micro-manage the company by probing too deeply" into matters which the shareholders of the Company would not be able to make an informed judgment upon and which the Company has already developed a general legal compliance program and privacy policy to address. As discussed above, the request sought by the Proposal probes deeply into a complex area of legal and regulatory requirements related to the protection of customer privacy. Given the volume of requests received by the Company on a yearly basis and the complexity of the customer privacy issues surrounding those requests, the shareholders as a group would not be able to make an informed judgment about the appropriateness of the Company's responses to governmental requests for information. These decisions are the kind of fundamental, day-to-day operational matters covered by the ordinary business operations exception under Rule 14a-8(i)(7).

The Staff has long recognized that the protection of customer privacy is a core management function, not subject to shareholder oversight, and has accordingly allowed companies to exclude proposals requesting reports on issues related to customer privacy. In *AT&T Inc.* (February 7, 2008), the Staff concurred that a shareholder proposal requesting that AT&T's board of directors prepare a report that discussed "the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosure on the privacy rights of customers," be excluded because it related to "AT&T's ordinary business operations" of procedures for protecting customer information. In *Verizon Communications Inc.* (February 22, 2007), the Staff also concurred with the exclusion of a proposal requesting that the Company prepare a report describing "the overarching technological, legal and ethical policy issues surrounding the disclosure of customer records and communications content" to government and non-government agencies. The proposal in that case also emphasized the importance of these issues in terms of customers' freedom of expression. The Staff allowed the Company's exclusion of the shareholder proposal based on the ground that the proposal related to the Company's "ordinary business operations (i.e., procedures for protecting customer information)." The Staff's no-action letters have expressly found that policies and procedures for the protection of customer information are basic customer relations matters and therefore within the realm of ordinary business operations.[18]

The Staff has reached the same conclusion in other related business contexts. In *AT&T Inc.* (January 26, 2009), the Staff permitted the exclusion of a shareholder proposal that requested AT&T's board of directors to prepare a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet," such as the "social and political effects of collecting and selling personal information to third parties..." The Staff concurred with the exclusion on the grounds that the proposal related to AT&T's ordinary business operations for procedures protecting user information. In *Bank of America Corp.* (February 21, 2006), a shareholder proposal requested that Bank of America's board of directors prepare a report on the bank's policies and procedures for ensuring the confidentiality of customer information, citing several instances of theft of customer information and breaches of cybersecurity. The Staff permitted the exclusion of the proposal on the basis that the proposal related to "Bank of America's ordinary business operations (i.e., procedures for protecting customer information)."

Therefore, based on previous guidance from the Staff and the facts presented in this letter, the Proposal impermissibly interferes with the ordinary business matter of the Company's internal policies and procedures for protecting customer information. Accordingly, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

**4. Perceived Significant Public Policy Overlap Does Not Change the Outcome to Exclude the Proposal**

The Proponents claim that the Proposal touches on matters of significant public policy. Even if the Staff were to conclude that the issue of carrier disclosure in response to alleged government surveillance is a significant policy issue, the fact that a proposal may touch upon a matter with possible public policy implications does not preclude exclusion under Rule 14a-8(i)(7). According to the 1998 Release, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies.[19] In fact, the Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) even where the general issue underlying the proposal has generated significant

---

[18] *See Bank of America Corporation* (March 7, 2005) (same); *Consolidated Edison Inc.* (March 10, 2003) (proposal sought to govern how employees should handle private information obtained in the course of employment); and *Citicorp* (January 8, 1997) (proposal requested report on policies and procedures to monitor illegal transfers through customer accounts).

[19] *See* the 1998 Release and Staff Legal Bulletin No. 14E (October 27, 2009).

publicity or involved important corporate decisions.[20] As noted above, although the Proposal touches on the public issue of government surveillance, the Proposal is focused directly on the Company's legal compliance program and litigation strategy and thus significant management issues that are embedded in the Company's day-to-day operations. The subject matter of the Proposal is integrally related to the Company's ordinary business activities, regardless of any perceived significant public policy implications.

In addition, the transparency reports of Google, Microsoft, Twitter, LinkedIn, Facebook, Apple and Yahoo! that the Proponent endorses in the Proposal as having disclosed information on government data requests do not contain much of the information that the Proponents request from the Company. In particular, the transparency reports do not include information concerning (1) whether the requests came from the NSA and (2) any breakdown of request by governmental agency, which are some of the areas in which the Proposal requests information from the Company.[21] Rather, these transparency reports contain information that is not closely related to the issue of governmental surveillance by the NSA and other U.S. and foreign governmental agencies. Indeed, all six Internet companies referred to in the Proposal state that they are not able to disclose any such information in their transparency or law enforcement request reports. Accordingly, even if the issue of government surveillance is a topic of widespread public debate such that it would be a significant policy issue, the report requested in the Proposal both (i) does not address the activity that is the source of the public policy debate and (ii) is significantly broader than that merited by the debate, so for either reason it is excludable under Rule 14a-8(i)(7) as relating to, and interfering with, the ordinary business matters of the Company.

---

[20] *See Exxon Mobil Corp.* (March 21, 2000) (concurring with the exclusion of a shareholder proposal requesting that Exxon Mobil establish a committee to oversee the immediate payment of settlements associated with the 1989 grounding of the Exxon Valdez, cease all legal action attempting to overturn settlements (forfeiting appeal rights), and review all vessels owned by the company and rate their ability to withstand grounding, where the proposal related to the company's "litigation strategy and related decisions"); *Microsoft Corp. (Lammerding)* (September 15, 2000) (concurring with the exclusion of a shareholder proposal requesting that the board voluntarily spin off a new entity or entities rather than contest the government-ordered breakup of Microsoft in court, where the Staff noted that the proposal related to the company's "litigation strategy"); and *CMS Energy Corp.* (Feb. 23, 2004) (concurring with the exclusion of a shareholder proposal requiring the company to void any agreements with two former members of management and initiate legal action to recover all amounts paid to them, where the Staff noted that the proposal related to the "conduct of litigation"). *See also* these cases concerning public policy issues, e.g., *Pfizer Inc.* (January 24, 2006) and *Marathon Oil* (January 23, 2006) (in both cases, excluding proposals calling for reports on economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the companies' business strategies and risk profiles); *Applied Digital Solutions, Inc.* (April 25, 2006) (excluding proposal calling for report on potential harm to public from company's radio frequency identification chips); *Philip Morris Companies Inc.* (February 4, 1997) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company voluntarily implement the Food and Drug Administration's regulations to curb teen smoking because it "primarily addresses the litigation strategy of the [c]ompany, which is viewed as inherently the ordinary business of management to direct").

[21] *See* https://www.facebook.com/about/government_requests; http://info.yahoo.com/transparency-report/; http://www.google.com/transparencyreport/; https://transparency.twitter.com/; http://help.linkedin.com/app/answers/detail/a_id/41878; and http://www.apple.com/pr/pdf/131105reportongovinforequests3.pdf.

C. *The Proposal Is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy materials. The Staff has recognized in Staff Legal Bulletin No. 14B (September 15, 2004) that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[22]

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented or does not relate to an ordinary business matter, the Proposal may be excluded from the 2014 Proxy Materials because the scope and focus of the report requested is vague and indefinite and also because the Company lacks the power and authority to comply with aspects of the Proposal. First, the Proposal generally requests the Company provide "metrics and discussion regarding requests for customer information by U.S. and foreign governments." This request is inherently vague and indefinite and open to a variety of interpretations. It would be impossible for either shareholders or the Company to ascertain precisely what information would be included in the report and therefore what would be required for implementation of the Proposal. Second, the supporting statement references transparency reports published by Internet companies, which (as discussed above) do not contain all of the information referenced in the supporting statement. The supporting statement requests information on "(1) how often Verizon has shared information with U.S. or foreign government entities; (2) what types of customer information was shared; (3) the number of customers affected; (4) type of government requests; and (5) discussion of efforts by Verizon to protect customer privacy rights." As discussed above, the transparency reports published by the referenced Internet companies only contain information concerning the total amount of requests for information received from the government, how many accounts are specified in those requests and the number of accounts that ultimately had content disclosed. This information is not closely related to the issue of governmental surveillance by the NSA and other U.S. and foreign governmental agencies. Although the Proposal requests specific information, the transparency reports touted in the Proposal do not provide all of the information requested by the Proponents. Therefore, the request itself contains vague language on what should be provided by the Company in the semi-annual reports. In addition, pursuant to the governmental restrictions on the

---

22 See *Fuqua Industries, Inc.* (March 12, 1991). *See also Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); and *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report).

Company and the current litigation, the Company may not be authorized to provide the requested information.

For the reasons set forth above, the Company believes the Proposal is materially false and misleading because it is so vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the Proposal requires from the Company. Accordingly, the Proposal should be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

Based upon the foregoing analyses, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to mary.l.weber@verizon.com or please feel free to contact us at jtmay@jonesday.com.

Sincerely,

Joel T. May
*Jones Day*

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
Jonas Kron, *Trillium Asset Management, LLC*

# EXHIBIT A

## Report on Government Requests for Customer Information

**Whereas,**

Customer trust is critical for any business, but especially for Internet and telecommunications companies that gather personal data concerning and affecting the lives of hundreds of millions of people in the U.S. and around the world.

The Wall Street Journal has reported that Verizon has provided millions of U.S. customers' call records to the National Security Agency (NSA).

Controversy over government surveillance programs reportedly involving Verizon has spurred massive global press coverage, hearings in the U.S. Congress and European legislature, and widespread calls for reform. Brazilian President Rousseff called the NSA surveillance program "a breach of international law." U.S. Senator Wyden said, "I have to believe the civil liberties of millions of American have been violated." And by his account, the NSA has greatly exaggerated the effectiveness of the program in combatting terrorism.

Nevertheless, Verizon CEO McAdam, discussing subpoenas and company legal obligations, reportedly stated, *"We are the largest telecommunications provider to the United States government, and you have to do what your customer tells you."*

In November, Privacy International petitioned the Organisation for Economic Cooperation and Development to investigate whether Verizon Enterprise failed to respect privacy by cooperating with British intelligence and not mitigating or preventing adverse privacy rights impacts.

Responding to growing public concern, companies such as Google, Microsoft, Twitter, LinkedIn, Facebook, Apple and Yahoo!, have published "Transparency Reports" disclosing information on government data requests. Google and Microsoft have sued seeking authorization to disclose further information to the public concerning these requests. Verizon has taken neither step.

These controversies may also present a challenge to the U.S. economy. The Information Technology and Innovation Foundation has estimated that disclosures regarding surveillance programs could cost the cloud computing industry $21 – $35 billion in business over the next three years if foreign customers decide the risks of storing data with a U.S. company outweigh the benefits.

Transparency is essential if individuals and businesses are to make informed decisions regarding their data. Privacy is a fundamental tenet of democracy and free expression. While Verizon must comply with its legal obligations, failure to persuade customers of a genuine and long-term commitment to privacy could present Verizon with serious financial, legal and reputational risks.

**Resolved**, shareholders request Verizon publish semi-annual reports, subject to existing laws and regulation, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments, at reasonable cost and omitting proprietary information.

**Supporting Statement:** In preparing these reports, Verizon may, at its discretion, omit information on routine requests provided under individualized warrants. The reports can be prepared with consideration of existing Transparency (or Law Enforcement Request) Reports published by Internet companies, and where applicable, include such information as (1) how often Verizon has shared information with U.S. or foreign government entities; (2) what type of customer information was shared; (3) the number of customers affected; (4) type of government requests; and (5) discussion of efforts by Verizon to protect customer privacy rights.

# EXHIBIT B

November 13, 2013

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.3 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Verizon Communications, Inc. on behalf of our client Margot Cheel for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Margot Cheel holds more than $2,000 of Verizon Communications, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, Margot Cheel will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Verizon Communications, Inc. about the contents of our proposal.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Lowell C. McAdam, Chairman and Chief Executive Officer

Enclosures

**Report on Government Requests for Customer Information**

**Whereas,**

Customer trust is critical for any business, but especially for Internet and telecommunications companies that gather personal data concerning and affecting the lives of hundreds of millions of people in the U.S. and around the world.

The Wall Street Journal has reported that Verizon has provided millions of U.S. customers' call records to the National Security Agency (NSA).

Controversy over government surveillance programs reportedly involving Verizon has spurred massive global press coverage, hearings in the U.S. Congress and European legislature, and widespread calls for reform. Brazilian President Rousseff called the NSA surveillance program "a breach of international law." U.S. Senator Wyden said, "I have to believe the civil liberties of millions of American have been violated." And by his account, the NSA has greatly exaggerated the effectiveness of the program in combatting terrorism.

Nevertheless, Verizon CEO McAdam, discussing subpoenas and company legal obligations, reportedly stated, *"We are the largest telecommunications provider to the United States government, and you have to do what your customer tells you."*

In November, Privacy International petitioned the Organisation for Economic Cooperation and Development to investigate whether Verizon Enterprise failed to respect privacy by cooperating with British intelligence and not mitigating or preventing adverse privacy rights impacts.

Responding to growing public concern, companies such as Google, Microsoft, Twitter, LinkedIn, Facebook, Apple and Yahoo!, have published "Transparency Reports" disclosing information on government data requests. Google and Microsoft have sued seeking authorization to disclose further information to the public concerning these requests. Verizon has taken neither step.

These controversies may also present a challenge to the U.S. economy. The Information Technology and Innovation Foundation has estimated that disclosures regarding surveillance programs could cost the cloud computing industry \$21 – \$35 billion in business over the next three years if foreign customers decide the risks of storing data with a U.S. company outweigh the benefits.

Transparency is essential if individuals and businesses are to make informed decisions regarding their data. Privacy is a fundamental tenet of democracy and free expression. While Verizon must comply with its legal obligations, failure to persuade customers of a genuine and long-term commitment to privacy could present Verizon with serious financial, legal and reputational risks.

**Resolved,** shareholders request Verizon publish semi-annual reports, subject to existing laws and regulation, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments, at reasonable cost and omitting proprietary information.

**Supporting Statement:** In preparing these reports, Verizon may, at its discretion, omit information on routine requests provided under individualized warrants. The reports can be prepared with consideration of existing Transparency (or Law Enforcement Request) Reports published by Internet companies, and where applicable, include such information as (1) how often Verizon has shared information with U.S. or foreign government entities; (2) what type of customer information was shared; (3) the number of customers affected; (4) type of government requests; and (5) discussion of efforts by Verizon to protect customer privacy rights.

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Verizon Communications, Inc. (VZ).

I am the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Margot Cheel

Margot Cheel
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

10/15/13
Date

HARRINGTON
INVESTMENTS, INC.

November 13, 2013

Verizon Communications Inc
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, New York 10007

**RE: Shareholder Proposal**

Dear Secretary,

I hereby submit on behalf of our client, Sarah Nelson, the enclosed shareholder proposal for the 2014 shareholder meeting of Verizon Communications. Sarah has authorized and requested that I submit this proposal on her behalf as a co-filer, and out of honor and respect for the work of the Northern California ACLU.

As a cofiler, Sarah designates as lead filer, Trillium Asset Management, as my spokesperson for any dialogue regarding this proposal, and as having the authority to withdraw the proposal.

This proposal is submitted for inclusion in the 2014 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Harrington Investments submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of Verizon common stock acquired more than one year prior to today's date. Our client will remain invested in this position through the date of the company's 2014 annual meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

If you desire to discuss the substance of the proposal, please contact me at (707) 252-6166.

Sincerely,

John C. Harrington

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

**Report on Government Requests for Customer Information**

**Whereas,**

Customer trust is critical for any business, but especially for Internet and telecommunications companies that gather personal data concerning and affecting the lives of hundreds of millions of people in the U.S. and around the world.

The Wall Street Journal has reported that Verizon has provided millions of U.S. customers' call records to the National Security Agency (NSA).

Controversy over government surveillance programs reportedly involving Verizon has spurred massive global press coverage, hearings in the U.S. Congress and European legislature, and widespread calls for reform. Brazilian President Rousseff called the NSA surveillance program "a breach of international law." U.S. Senator Wyden said, "I have to believe the civil liberties of millions of American have been violated." And by his account, the NSA has greatly exaggerated the effectiveness of the program in combatting terrorism.

Nevertheless, Verizon CEO McAdam, discussing subpoenas and company legal obligations, reportedly stated, *"We are the largest telecommunications provider to the United States government, and you have to do what your customer tells you."*

In November, Privacy International petitioned the Organisation for Economic Cooperation and Development to investigate whether Verizon Enterprise failed to respect privacy by cooperating with British intelligence and not mitigating or preventing adverse privacy rights impacts.

Responding to growing public concern, companies such as Google, Microsoft, Twitter, LinkedIn, Facebook, Apple and Yahoo!, have published "Transparency Reports" disclosing information on government data requests. Google and Microsoft have sued seeking authorization to disclose further information to the public concerning these requests. Verizon has taken neither step.

These controversies may also present a challenge to the U.S. economy. The Information Technology and Innovation Foundation has estimated that disclosures regarding surveillance programs could cost the cloud computing industry $21 – $35 billion in business over the next three years if foreign customers decide the risks of storing data with a U.S. company outweigh the benefits.

Transparency is essential if individuals and businesses are to make informed decisions regarding their data. Privacy is a fundamental tenet of democracy and free expression. While Verizon must comply with its legal obligations, failure to persuade customers of a genuine and long-term commitment to privacy could present Verizon with serious financial, legal and reputational risks.

**Resolved,** shareholders request Verizon publish semi-annual reports, subject to existing laws and regulation, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments, at reasonable cost and omitting proprietary information.

**Supporting Statement:** In preparing these reports, Verizon may, at its discretion, omit information on routine requests provided under individualized warrants. The reports can be prepared with consideration of existing Transparency (or Law Enforcement Request) Reports published by Internet companies, and where applicable, include such information as (1) how often Verizon has shared information with U.S. or foreign government entities; (2) what type of customer information was shared; (3) the number of customers affected; (4) type of government requests; and (5) discussion of efforts by Verizon to protect customer privacy rights.

*charles* SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

November 13, 2013

Verizon Communiciations Inc
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, New York 1000

RE: Account XXXXX Memorandum M-07-16***
Sarah B. Nelson Living Trust

Dear Secretary,

Please accept this letter as confirmation of ownership of 300 shares of Verizon Communications (Symbol: VZ) in the account referenced above. These shares have been held continuously since initial purchase on 02/27/2007.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 6:30 and 3:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923

## Weber, Mary L

**From:** Jonas Kron <JKron@trilliuminvest.com>
**Sent:** Monday, November 18, 2013 12:07 PM
**To:** Weber, Mary L
**Subject:** additional filer
**Attachments:** Filing letter-Park Foundation[7].pdf; Transparency Report Proposal VZ - Final[8].pdf; Authorization letter - Park Foundation[4].pdf

Hi Mary Lou,

One more of our clients is co-filing the proposal. You will receive a hard copy, but here is a PDF of the filing as well.

Thanks,

Jonas

--

Jonas Kron
Senior Vice President
Director of Shareholder Advocacy
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-592-0864

TRILLIUM ASSET MANAGEMENT
*Investing for a Better World• Since 1982*

Trillium Asset Management, LLC
www.trilliuminvest.com

November 18, 2013

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.3 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Verizon Communications, Inc. on behalf of our client Park Foundation for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Park Foundation holds more than $2,000 of Verizon Communications, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, Park Foundation will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

This filing is not in conflict with or otherwise intended to substitute for the filing of November 13, 2013. This filer is a co-filer with Margot Cheel.

We would welcome discussion with Verizon Communications, Inc. about the contents of our proposal.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Lowell C. McAdam, Chairman and Chief Executive Officer

Enclosures

**Report on Government Requests for Customer Information**

**Whereas,**

Customer trust is critical for any business, but especially for Internet and telecommunications companies that gather personal data concerning and affecting the lives of hundreds of millions of people in the U.S. and around the world.

The Wall Street Journal has reported that Verizon has provided millions of U.S. customers' call records to the National Security Agency (NSA).

Controversy over government surveillance programs reportedly involving Verizon has spurred massive global press coverage, hearings in the U.S. Congress and European legislature, and widespread calls for reform. Brazilian President Rousseff called the NSA surveillance program "a breach of international law." U.S. Senator Wyden said, "I have to believe the civil liberties of millions of American have been violated." And by his account, the NSA has greatly exaggerated the effectiveness of the program in combatting terrorism.

Nevertheless, Verizon CEO McAdam, discussing subpoenas and company legal obligations, reportedly stated, *"We are the largest telecommunications provider to the United States government, and you have to do what your customer tells you."*

In November, Privacy International petitioned the Organisation for Economic Cooperation and Development to investigate whether Verizon Enterprise failed to respect privacy by cooperating with British intelligence and not mitigating or preventing adverse privacy rights impacts.

Responding to growing public concern, companies such as Google, Microsoft, Twitter, LinkedIn, Facebook, Apple and Yahoo!, have published "Transparency Reports" disclosing information on government data requests. Google and Microsoft have sued seeking authorization to disclose further information to the public concerning these requests. Verizon has taken neither step.

These controversies may also present a challenge to the U.S. economy. The Information Technology and Innovation Foundation has estimated that disclosures regarding surveillance programs could cost the cloud computing industry $21 – $35 billion in business over the next three years if foreign customers decide the risks of storing data with a U.S. company outweigh the benefits.

Transparency is essential if individuals and businesses are to make informed decisions regarding their data. Privacy is a fundamental tenet of democracy and free expression. While Verizon must comply with its legal obligations, failure to persuade customers of a genuine and long-term commitment to privacy could present Verizon with serious financial, legal and reputational risks.

**Resolved,** shareholders request Verizon publish semi-annual reports, subject to existing laws and regulation, providing metrics and discussion regarding requests for customer information by U.S. and foreign governments, at reasonable cost and omitting proprietary information.

**Supporting Statement:** In preparing these reports, Verizon may, at its discretion, omit information on routine requests provided under individualized warrants. The reports can be prepared with consideration of existing Transparency (or Law Enforcement Request) Reports published by Internet companies, and where applicable, include such information as (1) how often Verizon has shared information with U.S. or foreign government entities; (2) what type of customer information was shared; (3) the number of customers affected; (4) type of government requests; and (5) discussion of efforts by Verizon to protect customer privacy rights.

# PARK
FOUNDATION

November 13, 2013

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Park Foundation at Verizon Communications, Inc. (VZ).

Park Foundation is the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that Park Foundation has held continuously for more than one year. Park Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

Park Foundation specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Park Foundation understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Park Foundation,

Jon M. Jensen
Executive Director

11/13/13
DATE

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

TRILLIUM ASSET MANAGEMENT®
*Investing for a Better World® Since 1982*

Trillium Asset Management, LLC
www.trilliuminvest.com

November 15, 2013

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from Margot Cheel as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Lowell C. McAdam, Chairman and Chief Executive Officer

Enclosures

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Verizon Communications, Inc. (VZ).

I am the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Margot Cheel

Margot Cheel
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

10/15/13
Date

*charles* SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 14, 2013

Re: MARGOT P CHEEL LIVING TRUST ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 750 shares of Verizon Communications, Inc. common stock. These 750 shares have been held in this account continuously for one year prior to November 13, 2013.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jill Brodie
Director

November 19, 2013

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from Park Foundation as well as the custodial letter from The Northern Trust Company documenting that Park Foundation holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Lowell C. McAdam, Chairman and Chief Executive Officer

PARK
FOUNDATION

November 13, 2013

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Park Foundation at Verizon Communications, Inc. (VZ).

Park Foundation is the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that Park Foundation has held continuously for more than one year. Park Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

Park Foundation specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Park Foundation understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Park Foundation,

Jon M. Jensen
Executive Director

11/13/13
DATE

*Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851*
*Tel: 607/272-9124 Fax: 607/272-6057*

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

**Northern Trust**

November 18, 2013

Re: Park Foundation ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that the Northern Trust Company holds as custodian for the above client 260 shares of common stock in Verizon. These 260 shares have been held in this account continuously for one year prior to November 18, 2013.

These shares are held at Depository Trust Company under the nominee name of Northern Trust Company.

This letter serves as confirmation that the shares are held by Northern Trust Company

Yours sincerely,

Frank Fauser
Vice President

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

Direct Number: (404) 581-8967
jtmay@JonesDay.com

JP219180 November 25, 2013

Via Email and Federal Express

Mr. Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

**Re: Shareholder Proposal for the 2014 Annual Meeting**

Dear Mr. Kron:

I am writing on behalf of Verizon Communications Inc. ("Verizon") to acknowledge receipt on November 13, 2013 of your letter (the "Trillium Letter") submitting a shareholder proposal on behalf of Margot Cheel ("Cheel") regarding a request that Verizon publish semi-annual reports on U.S. and foreign government requests for customer information (the "Proposal") for inclusion in Verizon's proxy statement for the 2014 annual meeting of shareholders. In addition to the Trillium Letter, Verizon also received the October 15, 2013 letter (the "Authorization Letter") from Cheel authorizing Trillium Asset Management LLC ("Trillium") to file a shareholder proposal on her behalf at Verizon and the November 14, 2013 letter (the "Ownership Letter") from Charles Schwab & Co. confirming that the Margot P. Cheel Living Trust owns 750 shares of Verizon common stock.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission (SEC) Rule 14a-8(f)(1) under the Securities and Exchange Act of 1934 requires us to bring to your attention and are set forth below. A copy of SEC Rule 14a-8 is enclosed for your convenience. Unless these deficiencies are corrected, Verizon intends to exclude the Proposal from its 2014 proxy statement.

**Authorization Verification**

The answer to Question 1 under Rule 14a-8(a) states that, "A shareholder proposal is described as "your *recommendation or requirement* that the Company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. *Your proposal* should state as clearly as possible the course of action that *you believe* the company should follow." The references to "you" are to a shareholder seeking to submit the proposal, as indicated in the first paragraph of Rule 14a-8.

The materials that Verizon has received from Trillium fail to establish that Trillium has the authority to submit the Proposal on behalf of Cheel. The Authorization Letter from Cheel fails to identify the subject matter of the shareholder proposal and merely includes the general statement, "I hereby authorize Trillium Asset Management LLC to file *a shareholder proposal* on my behalf at Verizon Communications, Inc. (VZ)." Moreover, the Authorization Letter and the Trillium Letter appear to be form letters to which any shareholder proposal could be attached. A shareholder that purports to authorize an investment manager to file a shareholder proposal must at least identify the subject matter of the proposal, and otherwise make clear that the shareholder itself, rather than the investment manager, is the true proponent of the proposal submitted to Verizon.

**Ownership Verification**
The answer to Question 2 under Rule 14a-8 explains that, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date you submit the proposal." The answer to Question 2 also provides in relevant part that:

> "if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed [various schedules or forms that Cheel has not filed with respect to Verizon]..."

In addition, Question 2 under Rule 14a-8 also states that "You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."

The materials that Verizon has received from Trillium, including the Ownership Letter, are inadequate as to Cheel's eligibility to submit a shareholder proposal because such materials fail to demonstrate that, for the past year, Cheel has been a shareholder entitled to vote her shares of Verizon common stock. Trillium reported itself as having sole voting authority with respect to all shares of Verizon common stock on its Form 13F filed with the SEC on October 17, 2013 (the "Trillium 13F"). However, the materials received from Trillium do not include any statement or evidence as to whether Cheel has for the past year possessed the authority to vote her shares of Verizon common stock. Relevant evidence of Cheel's right to vote her shares of Verizon common stock since at least November 13, 2012, would include copies of whatever agreements were in effect during that time between Cheel and Trillium, or any other investment manager, pursuant to which the investment manager handled Cheel's shares of Verizon common stock, especially agreement provisions on whether the voting authority on that common stock was delegated, shared or reserved by Cheel. Verizon hereby requests copies of all such agreement(s) in order to determine the eligibility of Cheel to file a shareholder proposal. The redaction of competitively sensitive commercial terms, such as Trillium's compensation or the standard of financial performance expected of Trillium, is acceptable. Please also notify Verizon if Cheel did not have the right to vote her shares of Verizon common stock at all times since November 13, 2012.

**Statement of Intent Regarding Continued Ownership**
The materials received from Trillium also fail to substantiate the statements that Cheel intends to hold her shares of Verizon common stock through the date of Verizon's 2014 annual meeting. Trillium reported itself as having sole investment discretion with respect to 7,574 of the 8,374 shares of Verizon common stock on the Trillium 13F. Accordingly, the statement by Cheel in the Authorization Letter and reiterated in the Trillium Letter is only credible if Cheel possesses investment discretion (the power to decide whether to buy or sell the shares) with respect to her shares of Verizon common stock. A shareholder that has delegated its investment discretion would not be able to make a credible claim that it had any intent to continue to hold such shares since the shareholder would not have control over holding such shares. The materials received from Trillium do not include any statement or evidence as to Cheel's possession of investment discretion over her Verizon common shares. In order to cure this deficiency, Verizon requests that you provide the agreements described in the paragraph above in order to determine whether Cheel delegated, shared or reserved investment discretion over her Verizon common stock. Please notify Verizon if Cheel has delegated investment authority over her Verizon common stock.

**Response Required Within 14 Days**
Rule 14a-8 requires that documentation correcting all of the procedural deficiencies described in this letter be postmarked or transmitted electronically to Verizon no later than 14 days from the day you receive this letter. Once Verizon receives all of the documentation requested, Verizon will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for Verizon's 2014 annual meeting. Please address any response to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., One Verizon Way, VC54S440, Basking Ridge, NJ 07920. Alternatively, you may transmit any response by email to Verizon at mary.l.weber@verizon.com.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (404) 581-8967.

Very truly yours,

Joel T. May
*Jones Day*

Enclosures: Rule 14a-8 of the Securities Exchange Act of 1934

cc: Mary Louise Weber
*Verizon Communications Inc.*

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR Data is current as of November 21, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility

period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or

directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the

rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

# JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

Direct Number: (404) 581-8967
jtmay@JonesDay.com


JP219180 November 25, 2013

Via Email and Federal Express

Mr. Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

**Re: Shareholder Proposal for the 2014 Annual Meeting**

Dear Mr. Kron:

I am writing on behalf of Verizon Communications Inc. ("Verizon") to acknowledge receipt on November 18, 2013 of your letter (the "Trillium Letter") submitting a shareholder proposal on behalf of Park Foundation regarding a request that Verizon publish semi-annual reports on U.S. and foreign government requests for customer information (the "Proposal") for inclusion in Verizon's proxy statement for the 2014 annual meeting of shareholders. In addition to the Trillium Letter, Verizon also received the November 13, 2013 letter (the "Authorization Letter") from Park Foundation authorizing Trillium Asset Management LLC ("Trillium") to file a shareholder proposal on its behalf at Verizon and the November 18, 2013 letter (the "Ownership Letter") from The Northern Trust Company confirming that Park Foundation owns 260 shares of Verizon common stock.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission (SEC) Rule 14a-8(f)(1) under the Securities and Exchange Act of 1934 requires us to bring to your attention and are set forth below. A copy of SEC Rule 14a-8 is enclosed for your convenience. Unless these deficiencies are corrected, Verizon intends to exclude the Proposal from its 2014 proxy statement.

**Authorization Verification**

The answer to Question 1 under Rule 14a-8(a) states that, "A shareholder proposal is described as "your *recommendation or requirement* that the Company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. *Your proposal* should state as clearly as possible the course of action that *you believe* the company should follow." The references to "you" are to a shareholder seeking to submit the proposal, as indicated in the first paragraph of Rule 14a-8.

The materials that Verizon has received from Trillium fail to establish that Trillium has the authority to submit the Proposal on behalf of Park Foundation. The Authorization Letter from Park Foundation fails to identify the subject matter of the shareholder proposal and merely includes the general statement, "I hereby authorize Trillium Asset Management LLC to file *a shareholder proposal* on behalf of Park Foundation at Verizon Communications, Inc. (VZ)." Moreover, the Authorization Letter and the Trillium Letter appear to be form letters to which any shareholder proposal could be attached. A shareholder that purports to authorize an investment manager to file a shareholder proposal must at least identify the subject matter of the proposal, and otherwise make clear that the shareholder itself, rather than the investment manager, is the true proponent of the proposal submitted to Verizon.

**Ownership Verification**

The answer to Question 2 under Rule 14a-8 explains that, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date you submit the proposal." The answer to Question 2 also provides in relevant part that:

> "if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed [various schedules or forms that Park Foundation has not filed with respect to Verizon]..."

In addition, Question 2 under Rule 14a-8 also states that "You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."

The materials that Verizon has received from Trillium, including the Ownership Letter, are inadequate as to Park Foundation's eligibility to submit a shareholder proposal because such materials fail to demonstrate that, for the past year, Park Foundation has been a shareholder entitled to vote its shares of Verizon common stock. Trillium reported itself as having sole voting authority with respect to all shares of Verizon common stock on its Form 13F filed with the SEC on October 17, 2013 (the "Trillium 13F"). However, the materials received from Trillium do not include any statement or evidence as to whether Park Foundation has for the past year possessed the authority to vote its shares of Verizon common stock. Relevant evidence of Park Foundation's right to vote its shares of Verizon common stock since at least November 18, 2012, would include copies of whatever agreements were in effect during that time between Park Foundation and Trillium, or any other investment manager, pursuant to which the investment manager handled Park Foundation's shares of Verizon common stock, especially agreement provisions on whether the voting authority on that common stock was delegated, shared or reserved by Park Foundation. Verizon hereby requests copies of all such agreement(s) in order to determine the eligibility of Park Foundation to file a shareholder proposal. The redaction of competitively sensitive commercial terms, such as Trillium's compensation or the standard of financial performance expected of Trillium, is acceptable. Please also notify Verizon if Park Foundation did not have the right to vote its shares of Verizon common stock at all times since November 18, 2012.

**Statement of Intent Regarding Continued Ownership**
The materials received from Trillium also fail to substantiate the statements that Park Foundation intends to hold its shares of Verizon common stock through the date of Verizon's 2014 annual meeting. Trillium reported itself as having sole investment discretion with respect to 7,574 of the 8,374 shares of Verizon common stock on the Trillium 13F. Accordingly, the statement by Park Foundation in the Authorization Letter and reiterated in the Trillium Letter is only credible if Park Foundation possesses investment discretion (the power to decide whether to buy or sell the shares) with respect to its shares of Verizon common stock. A shareholder that has delegated its investment discretion would not be able to make a credible claim that it had any intent to continue to hold such shares since the shareholder would not have control over holding such shares. The materials received from Trillium do not include any statement or evidence as to Park Foundation's possession of investment discretion over its Verizon common shares. In order to cure this deficiency, Verizon requests that you provide the agreements described in the paragraph above in order to determine whether Park Foundation delegated, shared or reserved investment discretion over its Verizon common stock. Please notify Verizon if Park Foundation has delegated investment authority over its Verizon common stock.

**Response Required Within 14 Days**
Rule 14a-8 requires that documentation correcting all of the procedural deficiencies described in this letter be postmarked or transmitted electronically to Verizon no later than 14 days from the day you receive this letter. Once Verizon receives all of the documentation requested, Verizon will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for Verizon's 2014 annual meeting. Please address any response to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., One Verizon Way, VC54S440, Basking Ridge, NJ 07920. Alternatively, you may transmit any response by email to Verizon at mary.l.weber@verizon.com.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (404) 581-8967.

Very truly yours,

Joel T. May
*Jones Day*

Enclosures: Rule 14a-8 of the Securities Exchange Act of 1934

cc: Mary Louise Weber
*Verizon Communications Inc.*

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR Data is current as of November 21, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility

period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or

directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the

rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

Direct Number: (404) 581-8967
jtmay@JonesDay.com

JP219180 November 25, 2013

Via Federal Express

Mr. John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

**Re: Shareholder Proposal for the 2014 Annual Meeting**

Dear Mr. Harrington:

I am writing on behalf of Verizon Communications Inc. ("Verizon") to acknowledge receipt on November 13, 2013 of the letter (the "Harrington Letter") from Harrington Investments, Inc. ("Harrington") submitting a shareholder proposal on behalf of Sarah Nelson ("Nelson") regarding a request that Verizon publish semi-annual reports on U.S. and foreign government requests for customer information (the "Proposal") for inclusion in Verizon's proxy statement for the 2014 annual meeting of shareholders. Verizon also received a November 13, 2013 letter from Charles Schwab & Co. Inc. regarding the ownership of 300 shares of Verizon common stock by Nelson.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission (SEC) Rule 14a-8(f)(1) under the Securities and Exchange Act of 1934 requires us to bring to your attention and are set forth below. A copy of SEC Rule 14a-8 is enclosed for your reference. Unless these deficiencies are corrected, Verizon intends to exclude the Proposal from its 2014 proxy statement.

**Authorization Verification**

The answer to Question 1 under Rule 14a-8 states that, "A shareholder proposal is *your recommendation or requirement* that the Company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. *Your proposal* should state as clearly as possible the course of action that *you believe* the company should follow." The references to "you" are to a shareholder seeking to submit the proposal, as indicated in the first paragraph of Rule 14a-8.

The materials that Verizon has received from Harrington fail to establish that Harrington has the authority to submit the Proposal on behalf of Nelson. The Harrington Letter fails to identify the subject matter of the shareholder proposal and merely includes the general statement, "Sarah has authorized and requested that I submit this proposal on her behalf as a co-filer, and out of honor and respect for the work of the Northern California ACLU." Indeed, Harrington has not provided any documentation signed by Nelson. In addition, the Northern California ACLU has not submitted any shareholder proposal to Verizon, nor has Harrington provided any information regarding its involvement on the issue identified in the Proposal. Lastly, the Harrington Letter appears to be a form letter to which any shareholder proposal could be attached. A shareholder that purports to authorize an investment manager to file a shareholder proposal must at least identify the subject matter of the proposal, and otherwise make clear that the shareholder itself, rather than the investment manager, is the true proponent of the proposal submitted to Verizon.

**Ownership Verification**

The answer to Question 2 under Rule 14a-8 explains that, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date you submit the proposal." The answer to Question 2 also provides in relevant part that:

> "if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed [various schedules or forms that Nelson has not filed with respect to Verizon]..."

In addition, Question 2 under Rule 14a-8 also states that "You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."

The materials that Verizon has received from Harrington are inadequate to submit a shareholder proposal because such materials fail to demonstrate that, for the past year, Nelson has been a shareholder entitled to vote her shares of Verizon common stock. Verizon has not received any statement or evidence as to whether Nelson has for the past year possessed the authority to vote her shares of Verizon common stock. Relevant evidence of Nelson's right to vote 300 shares of Verizon common stock since at least November 13, 2012, would include copies of whatever agreements were in effect during that time between Nelson and Harrington, or any other investment manager, pursuant to which the investment manager handled Nelson's shares of Verizon common stock, especially agreement provisions on whether the voting authority on that stock was delegated, shared or reserved by Nelson. Verizon hereby requests copies of all such agreement(s) in order to determine the eligibility of Nelson to file a shareholder proposal. The redaction of competitively sensitive commercial terms, such as Harrington's compensation or the standard of financial performance expected of Harrington, is acceptable. Please also notify Verizon if Nelson did not have the right to vote at least 300 shares of Verizon common stock at all times since November 13, 2012.

**Statement of Intent Regarding Continued Ownership**
The materials received from Harrington also fail to substantiate the statement that Nelson intends to hold her shares of Verizon common stock through the date of Verizon's 2014 annual meeting. Verizon has not yet received Nelson's written statement that she intends to continue to hold the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting. In addition, a written statement by Nelson is only credible if Nelson possesses investment discretion (the power to decide whether to buy or sell shares) with respect to her shares of Verizon common stock. A shareholder that has delegated its investment discretion would not be able to make a credible statement that it had any intent to continue to hold such shares since the shareholder would not have control over holding such shares. The materials received from Harrington do not include any statement or evidence as to Nelson's possession of investment discretion over her Verizon shares. In order to cure this deficiency, Verizon requests the agreements described in the paragraph above in order to determine whether Nelson delegated, shared or reserved investment discretion over Verizon common stock. Please notify Verizon if Nelson has delegated investment authority over her Verizon common stock.

**Harrington as Proponent**
Although the Harrington Letter indicates that Harrington is submitting the Proposal on behalf of Nelson, for the reasons discussed above, Nelson has not presently satisfied the eligibility requirements of Rule 14a-8. Noting the recent litigation in the Southern District of Texas (Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young, Civil Action 4:13-VC-00176-KPE), it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of an authorization letter. In addition, similar to the arguments made to the Southern District of Texas in the referenced litigation and as discussed above, you have not provided evidence that Nelson authorized Harrington to submit the Proposal to Verizon on her behalf. Unless you are able to provide additional information in response to the deficiencies Verizon has noted above, Verizon would conclude that Harrington is the proponent of the Proposal. The Proposal, as made by Harrington as proponent, still contains certain procedural deficiencies under SEC Rule 14a-8(f)(1) under the Exchange Act.

*Harrington Ownership Verification*
As outlined above under "Ownership Verification", Question 2 under Rule 14a-8 sets forth the eligibility requirements for someone seeking to submit a shareholder proposal to a company. Verizon's records indicate that Harrington is not a registered holder of Verizon common stock. Therefore, Harrington needs to provide a written statement from the record holder of

Harrington's shares of Verizon common stock verifying that, as of the submission date of the Proposal (November 13, 2013), Harrington held, and has continuously held since November 13, 2012, at least $2,000, or 1%, in market value of Verizon common stock. To assist with the requirement for a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff noted that some banks or brokers are not considered to be "record holders" under the SEC proxy rules as they do not hold custody of client funds and securities and only Depository Trust Company ("DTC") participants are viewed as "record holders" of securities for purposes of providing the written statement of ownership. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available at http://www/dtcc/com/customer/directories/dtc/dtc.php. If your bank or broker is not a DTC participant, the bank or broker should be able to provide you with a contact that is a DTC participant who has custody of your securities.

*Statement of Intent Regarding Continued Ownership*
In addition, Verizon has not received a written statement from Harrington that it intends to continue to hold the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting, as required by Rule 14a-8(b). In order to remedy this deficiency, Harrington must submit to Verizon a written statement that Harrington intends to continue ownership of the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting.

*Number of Proposals*
Question 3 of Rule 14a-8(c) specifically provides that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Harrington has submitted, on behalf of another client, another shareholder proposal dated November 14, 2013 regarding a request that Verizon review its policies and report to the shareholders on the protection of the privacy rights of American citizens. Absent additional information from Harrington requested by Verizon in the deficiency notice for each proposal, Verizon would conclude that Harrington is the proponent for both proposals in violation of Rule 14a-8(c). To satisfy the eligibility requirements of Rule 14a-8, one of the shareholder proposals submitted by Harrington must be withdrawn.

**Response Required Within 14 Days**
Rule 14a-8 requires that documentation correcting all of the procedural deficiencies described in this letter be postmarked or transmitted electronically to Verizon no later than 14 days from the day you receive this letter. Once Verizon receives all of the documentation requested, Verizon will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for Verizon's 2014 annual meeting. Please address any response to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., One Verizon Way, VC54S440, Basking Ridge, NJ 07920. Alternatively, you may transmit any response by email to Verizon at mary.l.weber@verizon.com.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (404) 581-8967.

Very truly yours,

Joel T. May
*Jones Day*

Enclosures: Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

cc: Mary Louise Weber
*Verizon Communications Inc.*

# ELECTRONIC CODE OF FEDERAL REGULATIONS

## e-CFR Data is current as of November 21, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility

period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or

directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the

rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a**

**beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

HARRINGTON
INVESTMENTS, INC.

December 6, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
VC54S440
Basking Ridge, NJ 07920

Via email: mary.l.weber@verizon.com

Dear Ms. Weber,

In response to the letter of Joel T. May of Jones Day dated November 25, 2013 regarding the shareholder proposal asking the company to publish semi-annual reports providing metrics and discussion regarding requests for customer information by the U.S. and foreign government, co-filed by, Sarah. B. Nelson, enclosed find a revised proof of ownership from Charles Schwab & Company.

We believe that our original filing of the shareholder proposal was in full conformity with SEC rules. Nevertheless, consistent with Mr. May's request, enclosed find a letter from Ms. Nelson confirming that she has indeed requested and authorized that the proposal be submitted, that she intends to hold the shares in question through the annual meeting, and that she has retained the rights to buy and sell and vote the relevant shares.

Please send me return email confirming receipt of these materials and also call me with any questions in connection with this matter.

Sincerely,

John Harrington
President
Harrington Investments

December 2, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way VC54S440
Basking Ridge, NJ 07920

Email: mary.l.weber@verizon.com

This is to confirm that I previously authorized and requested Harrington Investments, my investment advisor, to file the shareholder proposal for the 2014 annual meeting at Verizon asking the company to publish semi-annual reports providing metrics and discussion regarding requests for customer information by the U.S. and foreign government.

I intend to hold the shares through the Verizon annual meeting and have at all times retained my rights to buy and sell and vote upon the relevant shares.

Sincerely,

Sarah B. Nelson

***FISMA & OMB Memorandum M-07-16***

*charles* SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

December 5, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way VC54S440
Basking Ridge, NJ 07920

Email: mary.l.weber@verizon.com

RE: Account ***FISMA & OMB Memorandum M-07-16***
Sarah B. Nelson Living Trust

Dear Counsel,

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Sarah B. Nelson Individual account and which holds in the account 351 shares of common stock in Verizon Communications. These shares have been held continuously for at least one year prior to and including November 13, 2013.

These shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co. Inc. 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stocks.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 9:30 am and 6:00 pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

**TRILLIUM ASSET MANAGEMENT®**
Delivering Sustainable Investments Since 1982℠

December 9, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, NJ 07920

Ms. Weber,

We are in receipt of the company's two letters of November 25, 2013 ("deficiency letters") regarding our clients Margot Cheel and Park Foundation.

Attached please find two authorization letters that should put to rest any questions raised in the deficiency letters. Please note that these documents are provided without concedin any of the points or arguments asserted by company counsel. Rather it is our intention to act out of an abundance of caution by taking extraordinary steps not required by the Rule in order to settle this matter once and for all. There is no reasonable argument to be made whatsoever that these two Verizon shareholders are not eligible to file shareholder proposals under Rule 14a-8.

In addition, it is our position that Rule 14a-8 does not require any documentation regarding voting rights or investment authority the company seeks to require. Rule 14a-8(b) has a very simple and straightforward set of requirements to demonstrate eligibility to submit a proposal. These requirements are as follows:

> Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, yo must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting
>
> (2) If you are the registered holder of your securities, which means that you name appears in the company's records as a shareholder, the company can verif your eligibility on its own, although yo will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, yo must prove your eligibility to the company in one of two ways
>
> (i) The first way is to submit to the company a written statement from the ``record'' holder of your securities (usually a broker or bank) verifying that, at the

time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (Sec. 240.13d-101), Schedule 13G (Sec. 240.13d-102), Form 3 (Sec 249.103 of this chapter), Form 4 (Sec. 249.104 of this chapter) and/or Form 5 (Sec 249.105 of this chapter), or amendments to those documents or updated forms reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting

Therefore, in order to answer the question "how do I demonstrate to the company that I am eligible?" the Proponents elected to use "the first way", 14a-8(b)(2)(i):

> submit to the company a written statement from the ``record'' holder of you securities (usually a broker or bank) verifying that, at the time you submitted you proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

That is:

1. A written statement from the "record" holder verifying that, at the time yo submitted your proposal, you continuously held the securities for at least one year and
2. A written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The first element i satisfied by the attached written statements from the "record" holders Charles Schwab & Co. and Northern Trust that verifies that at the time the Proposal was submitted the Proponents continuously held the respective securities for at least one year. This language comports with the recommended language provided by Staff Legal Bulletin 14F:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name [class of securities]."

Therefore, the Charles Schwab & Co. and Northern Trust letters satisfy the first part of 14a-8(b)(2)(i).

The second part requires "You must also include your own written statement that yo intend to continue to hold the securities through the date of the meeting of shareholders." This is accomplished by Proponents' signed written letters that state their intention "to hold the aforementioned shares of stock through the date of the company's annual meetin in 2014." Clearly these statements from the Proponents meet the requirement of the Rule.

Sincerely,

Jonas Kron

Attachments

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Verizon Communications, Inc. (VZ) asking the company to issue semi-annual reports providing metrics and discussion regarding requests for customer information by U.S. and foreign governments.

This authorization is a continuation of the authority I provided on October 15, 2013, is reflective of my intent on October 15, 2013 and is being provided to allay any concerns or questions raised by Verizon Communications.

I am the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that I have held continuously for more than one year prior to October 15, 2013. I assert my investment and voting rights over these shares by stating intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Margot Cheel

Margot Cheel
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

12/3/13
Date

*charles* SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 14, 2013

Re: MARGOT P CHEEL LIVING TRUST ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 750 shares of Verizon Communications, Inc. common stock. These 750 shares have been held in this account continuously for one year prior to November 13, 2013.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jill Brodie
Director

**PARK**
**FOUNDATION**

November 27, 2013

Jonas Kron
Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Park Foundation at Verizon Communications, Inc. (VZ) asking the company to issue semi-annual reports providing metrics and discussion regarding requests for customer information by U.S. and foreign governments.

This authorization is a continuation of the authority I provided on October 15, 2013, is reflective of Park Foundations intent on November 13, 2013 and is being provided to allay any concerns or questions raised by Verizon Communications.

Park Foundation is the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that Park Foundation has held continuously for more than one year prior to November 13, 2013. Park Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

Park Foundation specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Park Foundation understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Park Foundation,

Jon M. Jensen
Executive Director

11/27/13
Date

*Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851*
*Tel: 607/272-9124 Fax: 607/272-6057*

**The Northern Trust Company**

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

**Northern Trust**

December 4, 2013

Re: Park Foundation ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that the Northern Trust Company holds as custodian for the above client 260 shares of common stock in Verizon. These 260 shares have been held in this account continuously for one year prior to November 18, 2013.

These shares are held at Depository Trust Company under the nominee name of Northern Trust Company.

This letter serves as confirmation that the shares are held by Northern Trust Company, but that Park Foundation retains full investment and voting authority for its Verizon Communications, Inc. shares.

Yours sincerely,

Frank Fauser
Vice President

# EXHIBIT C

December 19, 2013 - Press Release

# Verizon to Publish Transparency Report Disclosing Law Enforcement Requests for Customer Information

Executives

**NEW YORK** – Verizon Communications Inc. (NYSE, Nasdaq: VZ) today announced plans to publish an online report that will provide data on the number of law enforcement requests for customer information that the company received in 2013 in the United States and other countries in which it does business.

Verizon expects to publish an initial report in early 2014 and to update this report semi-annually.

Randal S. Milch, executive vice president, public policy, and general counsel – Verizon, said: "Verizon is committed to our customers' privacy, and we do not sell information that individually identifies our customers to third parties without our customers' consent. All companies are required to provide information to government agencies in certain circumstances, however, and this new report is intended to provide more transparency about law enforcement requests. Although we have a legal obligation to provide customer information to law enforcement in response to lawful demands, we take seriously our duty to provide such information only when authorized by law. We have released the lion's share of this data for the past two years, and we are taking this step to make this information more consistently and easily available."

Milch added: "In the past year, there has been greater focus than ever on the use of legal demands by governments around the world to obtain customer data. Like others in the industry, the aim of our transparency report is to keep our customers informed about government requests for their data and how we respond to those requests. Verizon calls on governments around the world to provide more information on the types and amounts of data they collect and the legal processes that apply when they do so."

To the extent permitted by applicable U.S. and foreign laws and regulations, Verizon's transparency report will identify the total number of law enforcement agency requests received from government authorities in criminal cases.

In addition, the report will break out this data under categories such as subpoenas, court orders and warrants. Verizon will also provide other details about the legal demands it receives, as well as information about requests for information in emergencies.

Verizon is working with the U.S. government regarding the detail the company can report on the number of National Security Letters it received last year. Similar to transparency reports published by other major Internet companies, Verizon's report will not disclose information about other national security requests received by the company.

Verizon has a Privacy Policy designed to inform customers about information the company collects, how it uses that information and under what circumstances it shares that information. This can be viewed at www.verizon.com/about/privacy/ (http://www.verizon.com/about/privacy/).

Verizon Communications Inc. (NYSE, Nasdaq: VZ), headquartered in New York, is a global leader in delivering broadband and other wireless and wireline communications services to consumer, business, government and wholesale customers. Verizon Wireless operates America's most reliable wireless network, with more than 101 million retail connections nationwide. Verizon also provides converged communications, information and entertainment services over America's most advanced fiber-optic network, and delivers integrated business solutions to customers in more than 150 countries. A Dow 30 company with nearly $116 billion in 2012 revenues, Verizon employs a diverse workforce of 178,300. For more information, visit www.verizon.com (http://www.verizon.com).

####

**Media Contacts:**

Bob Varettoni (mailto:robert.a.varettoni@verizon.com) , 908-559-6388

@bvar (http://twitter.com/bvar)

Ed McFadden (mailto:edward.s.mcfadden@verizon.com) , 202-515-2478

@VZPublicPolicy (http://twitter.com/VZPublicPolicy)

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# EXHIBIT D

**IN UNITED STATES DISTRICT COURT**
**FOR THE DISTRICT OF COLUMBIA**

LARRY KLAYMAN, on behalf of himself
and all others similarly situated,
2020 Pennsylvania Ave. NW
Suite 800
Washington, DC 20006

and

CHARLES AND MARY ANN STRANGE, on behalf
of themselves and all others similarly situated,
Philadelphia, Pennsylvania

Plaintiffs,

v.

BARACK HUSSEIN OBAMA II,
1600 Pennsylvania Ave. NW
Washington, DC 20500

and

ERIC HIMPTON HOLDER, JR.,
555 Fourth St. NW
Washington, DC 20530

and

KEITH B. ALEXANDER
Director of the National Security Agency,
9800 Savage Rd.
Fort Meade, MD 20755

and

LOWELL C. McADAM,
Chief Executive Officer of Verizon Communications
140 West Street
New York, NY 10007

and

ROGER VINSON,
Judge, U.S. Foreign Intelligence Surveillance Court

Civil Action No. 13-CV-851

950 Pennsylvania Ave. NW
Washington, DC 20530

and

VERIZON COMMUNICATIONS,
140 West Street
New York, NY 10007

and

NATIONAL SECURITY AGENCY,
Director of the National Security Agency,
9800 Savage Rd.
Fort Meade, MD 20755

and

THE U.S. DEPARTMENT OF JUSTICE,
950 Pennsylvania Ave. NW
Washington, DC 20530

Defendants.

## CLASS ACTION SECOND AMENDED COMPLAINT

Plaintiff, Larry Klayman, a former U.S. Department of Justice prosecutor, and Plaintiffs Charles and Mary Ann Strange (collectively "Plaintiffs") bring this action on their own behalf and on behalf of a class of persons defined below. Plaintiffs hereby sue Barack Hussein Obama, Eric Holder, Keith B. Alexander, Lowell McAdam, Roger Vinson, Verizon Communications, the U.S. Department of Justice ("DOJ"), and the National Security Agency ("NSA"), (collectively "Defendants"), in their personal and official capacities, for violating Plaintiffs' constitutional rights, Plaintiffs' reasonable expectation of privacy, free speech and association, right to be free of unreasonable searches and seizures, and due process rights, as well as certain common law claims, for directly and proximately causing Plaintiffs mental and physical pain and suffering and harm as a result of the below pled illegal and criminal acts. Plaintiffs and members of the class pled below allege as follows:

## INTRODUCTION

1. This is an action for violations of the First, Fourth, and Fifth Amendments to the U.S. Constitution. This is also an action for violations of privacy, including intrusion upon seclusion, freedom of expression and association, due process, and other illegal acts. Plaintiffs bring this action on behalf of themselves and all other similarly situated consumers, users, and U.S. citizens who are customers and users of Defendant Verizon Communications ("Verizon").
2. This case challenges the legality of Defendants' participation and conduct in a secret and illegal government scheme to intercept and analyze vast quantities of domestic telephonic communications. Specifically, on June 5, 2013, The Guardian posted a classified order from the secretive Foreign Intelligence Surveillance Court directing Verizon to turn over, "on an ongoing daily basis," the following tangible things: "All call detail records or "telephony metadata" created by Verizon for communications (i) between the United States and abroad; or (ii) wholly within the United States, including local telephone calls."
3. This would give the NSA over one hundred millions phone records on a daily basis. The information would also include a list of all the people that Verizon customers call and who called them; how long they spoke; and perhaps, where they were on a given day. Further, there is nothing in the order requiring the government to destroy the records after a certain amount of time nor is there any provisions limiting who can see and hear the data.
4. The order, issued and signed by Judge Roger Vinson, violates the U.S. Constitution and also federal laws, including, but not limited to, the outrageous breach of privacy, freedom of speech, freedom of association, and the due process rights of American citizens.

5. This surveillance program was authorized and ordered by the President and primarily undertaken by the NSA and the other Defendants, intercepting and analyzing the communication of hundreds of millions of Americans. Prior to this disclosure and revelation, Plaintiffs and class members had no reasonable opportunity to discover the existence of the surveillance program or the violation of the laws alleged herein.

6. Defendant Verizon maintains domestic telecommunications facilities over which hundreds of millions of Americans' telephone communications pass every day. They also manage some of the largest databases in the world containing records of most or all communications made through their myriad telecommunications services and operations.

7. Defendant Verizon has opened its key telecommunication databases to direct access by the NSA and/or other government agencies, intercepting and disclosing to the government the contents of its customers as well as detailed communication records over one hundred million of its customers, including Plaintiffs and class members. On information and belief, Defendant Verizon continues to assist the government in its secret surveillance of over one hundred million of ordinary Americans citizens just on a daily basis.

8. Plaintiffs and members of the class are suing for declaratory relief, damages, and injunctive relief to stop this illegal conduct and hold Defendants, individually and collectively, responsible for their illegal collaboration in the surveillance program, which has violated the law and damaged the fundamental freedoms of American citizens.

## THE PARTIES

9. Plaintiff Larry Klayman is an individual and an attorney who is a subscriber and user of Verizon Wireless at all material times. In fact, on information and belief, Plaintiff Larry Klayman has been a subscriber and user of Verizon Wireless for many years. Plaintiff Larry Klayman resided in the District of Columbia ("D.C") for over twenty years and continues to

conduct business in Washington, D.C. as the Chairman and General Counsel of Freedom Watch and otherwise. Plaintiff Larry Klayman is a public advocate and has filed lawsuits against President Obama and has been highly critical of the Obama administration as a whole. On information and belief, Defendants have accessed the records pertaining to Plaintiff Larry Klayman pursuant to the Order issued by Defendant Vinson in addition to accessing his telephone conversations.

10. Plaintiffs Charles and Mary Ann Strange are the parents of Michael Strange, a member of Navy SEAL Team VI who was killed when the helicopter he was in was attacked and shot down by terrorist Taliban jihadists in Afghanistan on August 6, 2011. On information and belief, Defendants have accessed Plaintiffs Charles and Mary Ann Strange's phone records particularly since these Plaintiffs have been vocal about their criticism of President Obama as commander-in-chief, his administration, and the U.S. military regarding the circumstances surrounding the shoot down of their son's helicopter in Afghanistan, which resulted in the death of their son and other Navy Seal Team VI members and special operation forces. Plaintiffs Charles and Mary Ann Strange have substantial connections with Washington, D.C., as they hold press conferences in Washington, D.C. and lobby in Washington, D.C. as an advocate for their son and to obtain justice for him, as well as to change the policies and orders of President Obama and the U.S. military's acts and practices, which contributed to their son's death.

11. Defendant Barack Hussein Obama ("Obama") is the President of the United States and currently resides in Washington, D.C.

12. Defendant Eric Holder ("Holder") is the Attorney General of the United States and conducts his duties as the Attorney General in Washington, D.C.

13. The National Security Agency ("NSA") is an intelligence agency of the U.S. Department of Defense and conduct its duties in Washington, D.C.
14. Defendant Keith B. Alexander ("Alexander") is the Director of the National Security Agency. He is also the commander of the U.S. Cyber Command, where he is responsible for planning, coordinating, and conducting operations of computer networks. He is also at the command for U.S. National Security Information system protection responsibilities. He conducts his duties for the National Security Agency in Washington, D.C.
15. The U.S. Department of Justice ("DOJ") is a U.S. federal executive department responsible for the enforcement of the law and administration of justice, and its headquarters is located in Washington, D.C., where it conducts most of its activities and business.
16. Defendant Lowell C. McAdam ("McAdam") is the Chief Executive Officer of Verizon Communications.
17. Defendant Roger Vinson ("Vinson") is a judge to the U.S. Foreign Intelligence Surveillance Court.
18. Defendant Verizon Communications ("Verizon") is an American broadband and telecommunications company. Defendant Verizon is a Delaware corporation with its principal place of business in New York. Defendant Verizon, at all material times, conducted business in Washington, D.C., including maintaining business offices in D.C., advertising in D.C., and conducting lobbying activities in D.C. Defendant is a telecommunication carrier, and offers electronic communications service(s) to the public and remote commuting service(s). Defendant Verizon is responsible, along with the other Defendants, for the illegal acts alleged herein and Defendant Verizon and the other Defendants proximately caused the injuries to Plaintiffs and class members herein alleged.

19. All of these Defendants, each and every one of them, jointly and severally, acted in concert to violate the constitutional privacy rights, free speech, freedom of association, due process and other legal rights of Plaintiffs and all other American citizens similarly situated who are members of the classes pled herein.

## JURISDICTION AND VENUE

20. This Court has subject matter jurisdiction over this case pursuant to 28 U.S.C. §1331 (Federal Question Jurisdiction).

21. Jurisdiction and venue are proper pursuant to 28 U.S.C. §1331, which states in pertinent part, "[t]he district courts shall have original jurisdiction of all civil actions arising under the Constitution, laws, or treaties of the United States." At issue here is the unconstitutional violation of Plaintiffs' rights under the First, Fourth, and Fifth Amendments to the U.S. Constitution.

22. Supplemental jurisdiction is also proper under 28 U.S.C. §1367, which states in pertinent part, " . . .in any civil action of which the district courts have original jurisdiction, the district courts shall have supplemental jurisdiction over all other claims that are so related to claims in the action within such original jurisdiction that they form part of the same case or controversy under Article III of the U.S. Constitution.

23. Plaintiffs are informed, believes and thereon alleges that, based on the places of business of the Defendants and/or on the national reach of Defendants, a substantial part of the events giving rise to the claims herein alleged occurred in this district and that Defendants and/or agents of Defendants may be found in this district.

## STANDING

24. Plaintiffs and members of the class bring this action because they have been directly affected, victimized and severely damaged by the unlawful conduct complained herein. Their injuries

are proximately related to the egregious, illegal and criminal acts of Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severely.

## STATEMENT OF FACTS

25. The NSA began a classified surveillance program to intercept the telephone communications of persons inside the United States, a program that continues to this date. The U.S. government, on the orders authorization of the President, the Attorney General, the DOJ and the NSA, has obtained a top secret court order that directs Verizon to turn over the telephone records of over one hundred million Americans to the NSA on an ongoing daily basis.

26. On April 25, 2013, Defendant Judge Roger Vinson, acting in his official and personal capacities and under the authority of Defendant Obama, his Attorney General and the DOJ, ordered that the Custodian of Records shall produce the production of tangible things from Verizon Business Network Services, Inc. on behalf of MCI Communication Services Inc, individually and collectively, to the NSA and continue production on an ongoing daily basis thereafter.

27. Defendant Vinson ordered access to electronic copies of the following tangible things: all call detail records or "telephony metadata" created by Verizon for communications (i) between the United States and abroad; or (ii) wholly within the United States, including local telephone calls. Telephony metadata includes comprehensive communications routing information, including but not limited to session identifying information (e.g. originating and terminating telephone number, International Mobile Subscriber Identity (IMSI) number, International Mobile station Equipment Identity (IMEI) number, etc.) trunk identifier, telephone calling card numbers, and time and duration of call.

28. Defendant Vinson's Order requires Verizon to turn over originating and terminating telephone numbers as well as the location, time, and duration of the calls. In essence, the Order gives the NSA blanket access to the records of over a hundred million of Verizon customers' domestic and foreign phone calls made between April 25, 2013, when the Order was signed, and July 19, 2013, when the Order is supposed to, on its face, expire.

29. Defendant Vinson, in an attempt to keep his illegal acts and those of other Defendants as a secret, further ordered that no person shall disclose to any other person that the FBI or NSA has sought or obtained tangible things under his order.

30. Based on knowledge and belief, this Order issued by Defendant Vinson is the broadest surveillance order to ever have been issued; it requires no level of reasonable suspicion or probable cause and incredibly applies to all Verizon subscribers and users anywhere in the United States and overseas.

31. Defendant Vinson's Order shows for the first time that, under Defendant Obama's administration, the communication records of over one hundred million of U.S. citizens are being collected indiscriminately and in bulk - regardless of whether there is reasonable suspicion or any "probable cause" of any wrongdoing.

32. On June 5, 2013, The Guardian published an article entitled, "NSA collecting phone records of millions of Verizon customers daily. Exclusive: Top secret court order requiring Verizon to hand over all call data shows scale of domestic surveillance under Obama."

33. Since June 5, 2013, Defendants Obama, Holder, Alexander, McAdan, Vinson, Verizon, the DOJ, and the NSA have been widely condemned among American citizens regarding their failure to uphold the U.S. Constitution and intentionally violating the fundamental rights of Plaintiffs, members of the class, and over one hundred million of other Americans.

34. As just one example, Senator Rand Paul called the surveillance of Verizon phone records "an astounding assault on the constitution," and has called for a class action lawsuit such as this one.

35. In fact, the news of Judge Vinson's Order comes as the Obama administration is under fire following revelations that the DOJ has seized two months of telephone records of a number of Associated Press' reporters and editors, claiming that the requests were part of an investigation into the leak of classified information, as well as the telephone records and emails of reporters and management of Fox News. This is thus a pattern of egregious ongoing illegal, criminal activity.

36. Such schemes by the Defendants in concert with the government have subjected untold number of innocent people to the constant surveillance of government agents. As Jameel Jaffeer, the ACLU's deputy legal director, stated, "It is beyond Orwellian, and it provides further evidence of the extent to which basic democratic rights are being surrendered in secret to the demands of unaccountable intelligence agencies."

37. To date, Defendants have not issued substantive and meaningful explanations to the American people describing what has occurred. To the contrary, criminal charges are reportedly being pursued by Defendants Obama, Holder, the DOJ, and the NSA against the leakers of this plot against American citizens in a further effort suppress, obstruct justice, and to keep Defendants' illegal actions as secret as possible.

## CLASS ACTION ALLEGATIONS

38. Pursuant to Federal Rules of Civil Procedure, Rule 23(a) and Rule 23(b), Plaintiffs brings this action on behalf of themselves and a nationwide class (the "Nationwide Class") of similarly situated persons defined as: All American citizens in the United States and overseas

who are current subscribers or customers of Defendant Verizon's telephone services at any material time, including but not limited to, April 25, 2013 to July 19, 2013.

39. Plaintiffs also bring this action on behalf of themselves and other American citizens who, in addition to being members of the Nationwide Class, had their telephone calls actually recorded and/or listened into by or on behalf of Defendants (the "Subclass").

40. The Nationwide Class and Subclass seek certification of claims for declaratory relief, injunctive relief and damages pursuant to 18 U.S.C. §2707.

41. Excluded from the Nationwide Class and the Subclass are the officers, directors, and employees of Defendant Verizon, the legal representatives, heirs, successors, and assigns of Defendants, and all judges who may ever adjudicate this case.

42. This action is brought as a class action and may be so maintained pursuant to the provisions of the Federal Rules of Civil Procedure, Rule 23. Plaintiffs reserve the right to modify the Nationwide Class and Subclass definitions and the class period based on the results of discovery.

43. **Numerosity of the Nationwide Class:** The National Class and the Subclass (collectively referred to below as the "Class") are so numerous that the individual joinder of all members, in this or any action is impracticable. The exact number or identification of Class members is presently unknown to Plaintiffs, but it is believed that the Class numbers over a hundred million citizens. The identity of Class members and their addresses may be ascertained from Defendants' records. Class members may be informed of the pendency of this action by a combination of direct mail and public notice, or other means, including through records possessed by Defendants.

44. **Commonality:** There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. These common legal and factual questions include:

    a. Whether Defendants have divulged subscriber information or other records pertaining to Class members in violation of 18 U.S.C. §2702(a)(3), or are currently doing so;

    b. Whether Plaintiffs and Class members are entitled to recover compensatory, statutory and punitive damages, whether as a result of Defendants' illegal conduct, and/or otherwise;

    c. Whether Plaintiffs and Class members are entitled to declaratory, injunctive and/or equitable relief; and

    d. Whether Plaintiffs and Class members are entitled to an award of reasonable attorneys' fees, pre-judgment interest, and costs of this suit.

45. **Typicality**: Plaintiffs' claims are typical of the claims of the members of the Class because Plaintiffs and the Class members are or were a subscriber to the telephone services of Defendant Verizon. Plaintiffs and all members of the Class have similarly suffered harm arising from Defendants' violations of law, as alleged herein.

46. **Adequacy**: Plaintiffs are adequate representatives of the Class because their interests do not conflict with the interests of the members of the Class they seek to represent. Plaintiffs intend to prosecute this action vigorously. Plaintiffs will fairly and adequately protect the interest of the members of the Class.

47. This suit may also be maintained as a class action pursuant to Federal Rule of Civil Procedure 23(b)(2) because Plaintiffs and the Class seek declaratory and injunctive relief, and all of the above factors of numerosity, common questions of fact and law, typicality and adequacy are present. Defendants have acted on grounds generally applicable to Plaintiffs and the Class as a whole, thereby making declaratory and/or injunctive relief proper.

48. **Predominance and Superiority:** This suit may also be maintained as a class action under Federal Rule of Civil Procedure 23(b)(3) because questions of law and fact common to the Class predominate over the questions affecting only individual members of the Class and a class action is superior to other available means for the fair and efficient adjudication of this dispute. The damages suffered by each individual Class member, depending on the circumstances, may be relatively small or modest, especially given the burden and expense of individual prosecution of the complex and extensive litigation necessitated by Defendants' conduct. Furthermore, it would be virtually impossible for the Class members, on an individual basis, to obtain effective redress for the wrongs done to them. Moreover, even if Class members themselves could afford such individual litigation, the court system could not. Individual litigation presents a potential for inconsistent or contradictory judgments. Individualized litigation increases the delay and expenses to all parties and the court system presented by the complex legal issues of the case. By contrast, the class action device presents far fewer management difficulties and provides the benefits of a single adjudication, economy of scale, and comprehensive supervision by a single court.

## FIRST CLAIM FOR RELIEF
**(Fifth Amendment Violation – Defendants Obama, Holder, Alexander, and Vinson)**
**(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)**

49. Plaintiffs and the members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 48 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

50. Plaintiffs and the members of the Class enjoy a liberty interest in their personal security and in being free from the Defendants' and the government's use of unnecessary and excessive force or intrusion against his person.

51. Plaintiffs and the members of the Class enjoy a liberty of not being deprived of life without due process of law, as guaranteed by the Fifth Amendment to the U.S. Constitution.

52. Defendants Obama, Holder, Alexander, the DOJ, and the NSA violated Plaintiffs' and the Class members' constitutional rights when they caused Defendant Vinson's order to be illegally granted, thereby giving the government and themselves unlimited authority to obtain telephone data for a specified amount of time.

53. By reason of the wrongful conduct of the Defendants, each and every one of them, jointly and severally, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

54. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971). As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars, and such other relief as the Court may deem just and proper. Plaintiffs and the members of the Class demand declaratory and injunctive and other equitable relief against all of Defendants as set forth below.

**SECOND CLAIM FOR RELIEF**

**(First Amendment Violation - Defendants Obama, Holder, Alexander, and Vinson)**
**(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)**

55. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 54 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

56. Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacity and personally, abridged and violated Plaintiffs' and Class members' First Amendment right of freedom of speech and association by significantly minimizing and chilling Plaintiffs' and Class members' freedom of expression and association.

57. Defendants Obama, Holder, Alexander, and Vinson's acts chill, if not "kill," speech by instilling in Plaintiffs, members of the Class, and over a hundred million of Americans the fear that their personal and business conversations with other U.S. citizens and foreigners are in effect tapped and illegally surveyed.

58. In addition, Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacity and personally, violated Plaintiffs' and Class members' right of freedom of association by making them and others weary and fearful of contacting other persons and entities via cell phone out of fear of the misuse of government power and retaliation against these persons and entities who challenge the misuse of government power.

59. By reason of the wrongful conduct of these Defendants, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

60. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971).

61. As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand that

judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

**THIRD CLAIM FOR RELIEF**
**(Fourth Amendment Violation - Defendants Obama, Holder, Alexander, and Vinson)**
**(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)**

62. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 61 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

63. The Fourth Amendment provides in pertinent part that people have a right to be secure in their persons against unreasonable searches and seizures, that warrants shall not be issued but upon probable cause, and that the place of search must be described with particularity.

64. Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacities and personally, violated the Fourth Amendment to the U.S. Constitution when they unreasonably searched and seized and continue to search Plaintiffs' and Class members' phone records and millions of innocent U.S. citizens' records without reasonable suspicion or probable cause.

65. Defendants Obama, Holder, and Alexander, and Vinson, acting in their official capacity and personally, violated the Fourth Amendment to the U.S. Constitution by not describing with particularity the place to be searched or the person or things to be seized.

66. In fact, the blanket and vastly overbroad order issued by Defendant Vinson, acting on behalf of the federal government and therefore Defendant Obama as he is the chief executive of the

federal government, as well as the other Defendants, does not state with any particularity who and what may be searched.

67. The collection and production of the phone records allows Defendant NSA to build easily and indiscriminately a comprehensive picture and profile of any individual contacted, how and when, and possibly from where, retrospectively and into the future.

68. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, and Vinson, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

69. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971). As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

**FOURTH CLAIM FOR RELIEF**
**(Intentional Infliction of Emotional Distress - Each and Every Defendant)**

70. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 69 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

71. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's willful acts constitute outrageous conduct insofar as they violated Plaintiffs' and Class

members' basic democratic rights, constitutional rights, and exposed them to beyond an "Orwellian regime of totalitarianism." Plaintiffs' and Class members' rights are being surrendered in secret to the demands of unaccountable intelligence and other government agencies, as well as all of the Defendants.

72. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intended to cause Plaintiffs and members of the Class emotional distress and physical harm and acted in reckless disregard causing Plaintiffs and members of the Class emotional distress by committing these acts. The only purpose of this outrageous and illegal conduct is to intimidate American citizens and keep them from challenging a tyrannical administration and government presently controlled by the Defendants, a government which seeks to control virtually every aspect of Plaintiffs, members of the Class, and other American's lives, to further its own, and Defendants "agendas."

73. Defendants Obama, Holder, Alexander, and Vinson were agents of the United States and acted personally when they committed these acts.

74. As a direct and proximate result of Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's acts, Plaintiffs and members of the Class suffered and Plaintiffs and members of the Class continue to suffer mental anguish, and severe emotional distress and physical harm.

75. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, Vinson, McAdam, Verizon, the DOJ, and the NSA, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

76. Plaintiffs and members of the Class demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest, costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

**FIFTH CLAIM FOR RELIEF**
**(Intrusion Upon Seclusion - Each and Every Defendant)**

77. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 76 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

78. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intentionally intruded upon the solitude and seclusion of Plaintiffs and members of the Class in their private affairs and concerns in a highly offensive way, and are liable for the invasion of Plaintiffs' and Class members' privacy.

79. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intruded upon the seclusion of Plaintiffs and members of the Class when they unreasonably and without probable cause obtained access to Plaintiffs' and Class members' phone records including but not limited to their location data, call duration, unique identifiers, and the time and duration of his calls, and on information and belief, listened into and recorded calls. Defendants, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's acts are highly offensive to a reasonable person. Therefore, Defendants are liable for their intrusion.

80. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, Vinson, McAdam, Verizon, the DOJ, and the NSA, Plaintiffs and members of the Class suffered and

continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly. Plaintiffs, and other members of the Class, demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, for violating their constitutional rights, subjecting them to unreasonable searches and seizures, and on intrusion upon seclusion, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest, costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

**SIXTH CLAIM FOR RELIEF**
**(Divulgence of Communication Records in Violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2) – Defendant Verizon and Defendant McAdam Referred in this Count as "Defendants")**

81. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 80 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

82. In relevant part, 18 U.S.C. §2702 provides that:

> "(a) Prohibitions. – Exception as provided in subsection (b) – (1) a person or entity providing an electronic communication service to the public shall not knowingly divulge to any person or entity the contents of a communication while in electronic storage by that service; and (2) a person or entity providing remote computing service to the public shall not knowingly divulge to any person or entity the contents of any communication which is carried or maintained on that service – (A) on behalf of, and received by means of electronic transmission from (or created by means of computer processing of communications received by means of electronic transmission from), a subscriber or customer of such service; (B) solely for the purpose of providing storage or computer processing services to such subscriber or customer, if the provider is not authorized to access the contents of any such communication for purposes of providing any services other than storage or computer processing…"

83. On information and belief, Defendants knowingly or intentionally divulged to one or more persons or entities the contents of Plaintiffs' and Class members' records.

84. Communication while in electronic storage by Defendant's electronic communication service and/or while carried or maintained by Defendants' remote computing service, in violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2).

85. Defendants did not notify Plaintiffs or Class members of the divulgence of their communications, nor did Plaintiffs or Class members consent to such.

86. On information and belief, Defendants are now engaging in and will continue to engage in the above-described divulgence of Plaintiffs' and Class members' communications while in electronic storage by Defendants' electronic communication service(s), and/or while carried or maintained by Defendants' remote computing service(s), and that likelihood represents a credible threat of immediate future harm. Plaintiffs and Class members additionally seek a declaration pursuant to 28 U.S.C. §2201 that Defendants' action violated 18 U.S.C. §2702, and seek reasonable attorneys' fees pursuant to 28 U.S.C. §2202.

87. Plaintiffs and Class members have been and are aggrieved by Defendants' above-described knowing or intentional divulgence of records or other information pertaining to Plaintiffs and Class members.

88. Pursuant to 18 U.S.C. §2707, which provides a civil action for any person aggrieved by knowing or intentional violation of 18 U.S.C. §2702, Plaintiffs and Class members seek such preliminary and other equitable or declaratory relief as may be appropriate; monetary damages for each aggrieved Plaintiffs or Class member; punitive damages as the Court considers just; and reasonable attorneys' fees and other litigation costs reasonably incurred.

**SEVENTH CLAIM FOR RELIEF**

**(Divulgence of Communication Records in Violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2) –Defendant Verizon and Defendant McAdam Referred in this Count as "Defendants")**

89. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 88 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

90. In relevant part, 18 U.S.C. §2702 provides that:

> "(a) Prohibitions. – Exception as provided in subsection (b) – (3) a provider of remote computing service or electronic communication service to the public shall not knowingly divulge a record or other information pertaining to a subscriber to or customer of such service (not including the contents of communications covered by paragraph (1) or (2) to any governmental entity.

91. On information and belief, Defendants, providers of remote computing service and electronic communication services to the public, knowingly or intentionally divulged records or other information pertaining to Plaintiffs and Class members to a governmental entity in violation of 18 U.S.C. §2702(a)(3).

92. On information and belief, Defendants knowingly or intentionally divulged to one or more persons or entities the contents of Plaintiffs' and Class members' records.

93. On information and belief, Defendants are now engaging in and will continue to engage in the above-described knowing or intentional divulgence of Plaintiffs' and Class members' communications while in electronic storage by Defendant Verizon's electronic communication service(s), and/or while carried or maintained by Defendant Verizon's remote computing service(s), and that likelihood represents a credible threat of immediate future harm. Plaintiffs and Class members additionally seek a declaration pursuant to 28 U.S.C. §2201 that Defendants' action violated 18 U.S.C. §2702, and seek reasonable attorneys' fees pursuant to 28 U.S.C. §2202.

94. Plaintiffs and Class members have been and are aggrieved by Defendants' above-described knowing or intentional divulgence of records or other information pertaining to Plaintiffs and Class members.

95. Pursuant to 18 U.S.C. §2707, which provides a civil action for any person aggrieved by knowing or intentional violation of 18 U.S.C. §2702, Plaintiffs and Class members seek such preliminary and other equitable or declaratory relief as may be appropriate; monetary damages for each aggrieved Plaintiffs or Class members; punitive damages as the Court considers just; and reasonable attorneys' fees and other litigation costs reasonably incurred.

## EIGHT CLAIM FOR RELIEF
**(Violation of the Administrative Procedure Act, 5 U.S.C. §701 *et seq.*–Each and Every Defendant)**

96. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 95 of this Complaint with the same force and effect, as if fully set forth herein again at length.

97. Defendants' surveillance tactics and programs violate the Administrative Procedure Act, 5 U.S.C. §701 *et seq.,* because Defendants' actions under the surveillance programs exceed statutory authority and limitations imposed by Congress through FISA, exceed the statutory authority and limitations set forth in Section 215 of the Patriot Act, and are in violation of privacy and statutory rights under those laws; are not otherwise in accordance with law; are contrary to constitutional rights, including the First, Fourth, and Fifth Amendment; and are taken without observance of procedures required by law.

98. Plaintiffs and Class members are aggrieved by these violations because, as described previously in this Complaint, Defendants' actions under the surveillance programs have resulted in the interception, acquisition, disclosure, divulgence and/or use of the contents of

their wire and electronic communications, communications records, and other information in violation of their constitutional and statutory rights.

99. Plaintiffs seek nonmonetary relief against the Defendants, including a declaration that Defendants have violated their rights and the rights of the class; an injunction enjoining Defendants, their agents, successors, and assigns, and all those in active concert and participation with them from violating the Plaintiffs' and Class members' rights; and such other and further nonmonetary relief as is proper.

**PRAYER FOR RELIEF**

100. Plaintiffs and Class members demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, for compensatory and actual damages because of Defendants Obama's, Holder's, Alexander's, McAdam's, Vinson's, Verizon's, the DOJ's, and the NSA's illegal actions causing this demonstrable injury to Plaintiffs and Class members, punitive damages because of Defendant Obama's, Holder's, Alexander's, McAdam's, Vinson's, Verizon's, the DOJ's, and the NSA's callous, reckless indifference and malicious acts, and attorneys fees and costs in an amount in excess of $3 billion U.S. dollars and such other relief the Court may deem just and proper.

101. Plaintiffs and Class members demand declaratory, equitable and injunctive relief for their injuries in the following ways: (1) a cease and desist order to prohibit this type of illegal and criminal activity against Plaintiffs, Class members, and other U.S. citizens from occurring now and in the future; (2) that all Plaintiffs' and Class members' phone records and information be returned to Verizon and expunged from federal government records; (3) a full disclosure and a complete accounting of what each Defendant and government agencies as a

whole have done and allowed the DOJ and NSA to do; (4) that the egregious misconduct of Judge Roger Vinson be forwarded to judicial and other law enforcement authorities for appropriate disciplinary and other appropriate legal proceedings for violating the law and his oath of office to protect and to uphold the U.S. Constitution.

102. Plaintiffs and Class members also seek relief in their preliminary injunction motion for their injuries through:

a. An injunction restraining and enjoining Defendants, its agents, servants, employees, attorneys, and all others in active concert or participation with Defendants, from implementing surveillance procedures, tactics, and programs that exceed statutory authority and constitutional provisions.

b. An order for Defendants to comply with any and all laws regarding the Defendants' authority, power, and limits in conducting such mass warrantless domestic surveillance, including, but not limited to, Section 215 of the Patriot Act, Section 702 of the FISA Amendment Act, the Administrative Procedure Act, and the provisions of the U.S. Constitution.

c. An order that, every twenty (20) days, Defendants must submit declarations and any pertinent records, reports, and/or other documents to the Court regarding compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents. In the event that the records, reports, and/or other documents contain classified information, Defendants shall present such information in camera to the Court.

d. An order that the Plaintiffs, in accordance with their discovery rights, may take discovery regarding Defendants' declarations. The Plaintiffs must file any responses to Defendants submissions under this section within thirty (30) days of the completion of the Plaintiffs' discovery. The Court will consider the parties' submissions, conduct any necessary evidentiary hearing, and order further relief as appropriate.

e. An order providing proper procedures allowing Plaintiffs' counsel to obtain a security clearance in order to conduct said discovery.

f. An order, in accordance with the Federal Rules of Civil Procedure, that the Plaintiffs' discovery rights are reconfirmed. The Plaintiffs may take discovery, by deposition or otherwise, regarding any pertinent records, reports, and/or other documents to the Court regarding compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents. The scope of Plaintiffs' discovery requests may include "all relevant reports, risk assessments, memoranda, and other documents, whether prepared by the National Security Agency officials or employees, officials or employees of other government agencies, or third parties, any pertinent records, reports, and/or other documents to the Court relating to Defendants' compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents.

g. An order that the parties shall endeavor to agree upon and submit to the Court, within ten (10) days issuance of the order, a proposed protective order to govern the disclosure of information and materials related to Defendants' surveillance. In the event that the parties are unable to agree on a proposed protective order, each party must submit a proposed protective order to the Court within ten (10) days of the order.

**JURY DEMAND**

**Plaintiffs respectfully demands a jury trial on all issues so triable.**

Dated: November 17, 2013

Respectfully submitted,

*/s/ Larry Klayman*
Larry Klayman, Esq.
General Counsel
Freedom Watch, Inc.
D.C. Bar No. 334581
2020 Pennsylvania Ave. NW, Suite 345
Washington, DC 20006
Tel: (310) 595-0800
Email: leklayman@gmail.com
Attorney for Himself, Pro Se, Plaintiffs and the Class